RARE EARTHS AMERICAS, INC.

Annual Report to Security Holders

For the Fiscal Year Ended December 31, 2025

NYSE American: REA

Important Information About This Report

This Annual Report to Security Holders is furnished to holders of common stock of Rare Earths Americas, Inc. (“REA,” the “Company,” “we,” “us,” or “our”) in connection with the solicitation of proxies by our board of directors for our 2026 annual meeting of shareholders, at which directors are to be elected. It is furnished pursuant to Rule 14a-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

This report is not deemed to be “soliciting material” or to be “filed” with the Securities and Exchange Commission (the “SEC”), and it is not subject to the liabilities of Section 18 of the Exchange Act, except to the extent that we specifically request that it be treated as soliciting material or specifically incorporate it by reference into a document filed under the Securities Act of 1933 or the Exchange Act. This report is not incorporated by reference into any such filing except as so specified.

Because Rare Earths Americas, Inc. was not subject to the reporting requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 for the 2025 fiscal year, we did not file an Annual Report on Form 10-K for that year. However, we will provide without charge to each person solicited, upon the written request of any such person, a copy of our final prospectus filed with the Securities and Exchange Commission in connection with our initial public offering, which includes our audited financial statements for the 2025 fiscal year. Requests should be directed in writing to: Rare Earths Americas, Inc., Attention: Jennifer Swanson Grafton, Corporate Secretary, 101 W. Main Street, Manchester, GA 31816.

TABLE OF CONTENTS

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements concerning our business, operations and financial performance, as well as our plans, objectives and expectations. You can identify forward-looking statements by terminology such as "aim," "anticipate," "assume," "believe," "contemplate," "continue," "could," "estimate," "expect," "goal," "intend," "may," "objective," "plan," "positioned," "potential," "predict," "seek," "should," "target," "will," "would," and other similar expressions. These statements include, but are not limited to, statements about our goals and strategies, our planned exploration activities, our expectations regarding expenses and operations, and our liquidity and capital resources.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. Except as required by law, we undertake no obligation to update any forward-looking statement.

Overview

We are an exploration stage company advancing a portfolio of critical minerals projects focused on high-grade heavy rare earth mineral assets. Our work is aimed toward defining mineralization for our projects and increasing our understanding of its characteristics and economics. Our portfolio includes three material projects, which we believe positions REA as a future potential cornerstone of non-Chinese rare earth supply, aligning with Western industrial and national security priorities:

- **Shiloh Project (Georgia, United States)**: We believe that the Shiloh Project represents a significant exploration opportunity in the rare earth sector. The exploration activities completed to date, including radiometric surveys, drilling programs, and preliminary metallurgical test work, have indicated the presence of wide-spread and high-grade rare earth elements mineralization, primarily in the form of monazite. The geological setting, favorable land position spanning 1,927 acres, and the increasing market demand for domestic sources provide a foundation for additional work to be conducted in the Shiloh Project area. To that end, we continue systematic exploration at the Shiloh Project, which includes direct push and diamond drilling, infill drilling, trenching, sampling and metallurgical test work. The Shiloh Project presents a new rare earth district discovery in the U.S., of approximately 400 km² with high rare earth grades for boulder assays of up to 20.01% TREO and trenching intercepts of up to 30.98% TREO in early-stage exploration results, including high grades of heavy rare earth elements used in high performance magnets. Located on private land, this project benefits from well-established infrastructure, low-cost power and a streamlined pathway to obtaining necessary permits. Exploration activities are at an earlier stage than at our other material projects, and we have not established mineral resources or mineral reserves at the Shiloh Project.
- **Alpha Project (Bahia, Brazil)**: Due to its large land package, the Alpha Project has the potential to become one of the largest IAC resources globally, with district-scale of approximately 496 km of tenements ionic clay rare earth deposit. The resources disclosed are for a deposit area located on nine contiguous concessions (100 km²) with a defined 201.7 Mt inferred mineral resource at 1,520 ppm TREO above a cut-off of 1,000 ppm TREO and a potentially larger estimate at lower cutoff grades that will be further refined with additional study, underscoring its promising potential for scale and expansion. With high-value NdPr, Dy, and Tb comprising over 24% of contained oxides, this project is positioned to service the high-performance permanent magnet market. The deposit is characterized by shallow, laterally extensive IAC mineralization.
- **Constellation Project (Minas Gerais, Brazil)**: Located in the prolific Poços de Caldas alkaline district, the Constellation Project spans approximately 59.5 km² of tenements with the resource limited to 16 km² at this time. The project has a defined 266.2 Mt inferred mineral resource at 2,637 ppm TREO above a cut-off of 1,000 ppm TREO and a potentially larger estimate at lower cutoff grades that will be further refined with additional study, underscoring the project's promising potential for scale and expansion. With high-value NdPr, Dy, and Tb comprising over 22% of contained oxides, this project is positioned to service the high-performance permanent magnet market. The deposit is characterized by shallow, laterally extensive IAC mineralization.

We also hold rights to several additional, currently not material, early-stage exploration projects, most notably our Homer Project located in Goiás, Brazil and Liberty Peak located in Georgia, United States. The Homer Project hosts multiple large carbonatite clusters with potential for rare earth minerals and niobium

considering the region contains some of the world's preeminent niobium mines. During the first quarter of 2026, we started an active drilling campaign at Homer, based on field work, sampling and prospecting work performed in 2024 and 2025.

We control 1,233 km^2 of tenements at Homer, covering a large and highly prospective niobium district. Within this area, we have identified three large magnetic anomalies, each indicating potential for rare earth–niobium deposits, including:

- **Homer A**: ~749km^2 footprint with a ~17km-wide ring structure — among the largest carbonatite signatures globally, with Mt. Weld's entire magnetic footprint only ~4km in diameter.
- **Homer B**: ~120km^2 (massive ~9 km diameter intrusion).
- **Homer C**: ~344km^2, showcasing complex magnetic zonation seen on mineralized systems along the golden pipeline.

Liberty Peak is a new discovery zone within the Shiloh Project area, with prospecting confirming monazite-sands at the surface. We completed an airborne geophysical and magnetic survey over approximately 500 km^2 of Liberty Peak and identified 13 new exploration zones in the area. We plan to accelerate exploration at Liberty Peak throughout 2026, including land acquisition, future drilling, and opening a satellite facility.

Our primary focus is on heavy rare earth elements, which are critical to high-performance permanent magnets used in robotics, defense applications, electric vehicles, and wind power systems. We are currently in the exploration stage, with no revenue generated to date. Our objective is to systematically advance our portfolio—comprising the Shiloh Project, Alpha Project, and Constellation Project—from early exploration toward resource definition and, eventually, development.

Our projects are strategically positioned, with dual-jurisdiction exposure in the United States and Brazil, which aligns with growing initiatives in the U.S. and its cooperating nations to ensure diversified, secure rare earth elements supply chains.

Our headquarters are located at 101 W. Main Street, Manchester, Georgia 31816 USA. We also maintain field offices in the state of Georgia and in Brazil. Our website address is *rareearthsamericas.com.* Information on or accessible through our website is not a part of this report.

Segments and Geographic Areas

We have two reportable segments based on geographic location: United States Mining Operations and Brazil Mining Operations. Financial information regarding our reportable segments, and information relating to our foreign and domestic operations, is included in the notes to the consolidated financial statements included in this report and in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Our United States Mining Operations segment comprises the Shiloh Project and our other exploration activities in Georgia; our Brazil Mining Operations segment comprises the Alpha, Constellation and Homer Projects. We are an exploration stage company and have not established mineral reserves, commenced mining operations, or generated revenue from the sale of products or services, and we had no customers during the years ended December 31, 2025 and 2024.

Market for Common Equity

Our common stock has been listed on the NYSE American under the symbol "REA" since May 6, 2026. Prior to that date, there was no established public trading market for our common stock. Accordingly, no public market existed for our common stock during the fiscal year ended December 31, 2025.

Holders of Common Stock

As of September 21, 2026, there were approximately 267 holders of record of our common stock. This number does not include beneficial owners whose shares are held in street name by brokers, banks and other nominees.

Dividends

We have never declared or paid any cash dividends on our common stock, and we do not anticipate paying cash dividends in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. Any future determination to declare dividends will be made at the discretion of our board of directors, subject to applicable laws and any contractual restrictions then in effect.

Performance Graph

As a smaller reporting company, we are not required to provide the stock performance graph described in Item 201(e) of Regulation S-K, and no established public trading market existed for our common stock during the fiscal year ended December 31, 2025.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of operations of REA includes information that REA's management believes is relevant to an assessment and understanding of the Company's historical operations. You should read the following discussion and analysis of our financial condition and results of operations together with our audited financial statements for the years ended December 31, 2025 and 2024 and the respective notes thereto, which have been included elsewhere in this report. This discussion relates to our fiscal year ended December 31, 2025 and speaks as of the date of our audited consolidated financial statements included in this report. It has not been updated to reflect events, developments or results of operations for any period after December 31, 2025, except where expressly noted.

This discussion also contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 related to our current plans, estimates and assumptions, and events and financial trends that may affect our future operating results or financial position. We use terminology such as "aim," "anticipate," "assume," "believe," "contemplate," "continue," "could," "design," "due," "estimate," "expect," "goal," "intend," "may," "objective," "plan," "positioned," "potential," "predict," "seek," "should," "target," "will," "would," and other similar expressions to identify forward-looking statements. The forward-looking statements contained herein involve risks and uncertainties that could cause our actual results and the timing of events to differ materially from those expressed in these forward-looking statements due to a number of factors, including those discussed in the section "Cautionary Note Regarding Forward-Looking Statements" appearing elsewhere in this report.

The information for the year ended December 31, 2024 and the period from January 1, 2025 through July 21, 2025 within the fiscal year ended December 31, 2025 is reflective of the operations of Alpha Minerals Brazil Participacoes Ltda's ("AMBPL" or "Predecessor"), our predecessor.

Any reference in this section to "we", "us", "our", "REA", or the "Company" refers to Rare Earths Americas, Inc. and our consolidated subsidiaries for the periods subsequent to the formation of Rare Earths Americas Ltd. on February 28, 2025 or, as the context requires, to the historical results of AMBPL. Any reference to "AMBPL" refers to AMBPL prior to the consummation of the Acquisitions (as defined below). Refer to the discussion of "Our Corporate and Operating History and the Related Financial Information Reflected in Our Reported Results" for additional details regarding the operations that comprise REA for the reporting periods discussed in this Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A").

Overview

Our Corporate and Operating History and the Related Financial Information Reflected in Our Reported Results

In February 2025, we were incorporated as Rare Earths Americas Ltd., under the laws of the Cayman Islands, for the purposes of acquiring AMBPL and Foothills Rare Earths Limited ("FRE Australia") in two transactions that were contingent upon the completion of each other (the "Acquisitions"), as well as to raise the initial capital necessary to support the continued operations of the acquired and combined entities in a private placement transaction ("Private Placement"). The acquisition of AMBPL, a company organized under the laws of Brazil and with a history of exploration activities primarily conducted at two sites in Brazil, and the acquisition of FRE Australia, an Australian incorporated public unlisted Corporation that had performed limited exploration activities in the United States, were both completed on July 22, 2025 (the "Merger Date"). Consideration for the Acquisitions consisted of REA common shares issued to the former shareholders of each entity and, in the case of FRE Australia, the issuance of warrants exercisable for shares of REA's common stock in exchange for FRE Australia's previously outstanding warrants. The Private Placement, which resulted in the raise of $15.9 million after transaction costs, was completed on July 31, 2025. We subsequently completed a re-domestication through the filing of a certificate of conversion, becoming a Texas corporation on October 15, 2025. Following the redomestication, our name changed to Rare Earths Americas, Inc. Refer to "Note 4—Asset Acquisition and Variable Interest Entity" in our financial statements for the years ended December 31, 2025 and 2024 for additional details regarding the Acquisitions.

We determined that our acquisition of AMBPL is a transaction between entities under common control because the former sole shareholder of AMBPL, Rare Earths Americas Limited ("REA Australia"), retained control of AMBPL through its majority ownership in REA. Furthermore, as (1) our activities through the Merger Date were limited to

administrative tasks supporting the Acquisitions and Private Placement and (2) we succeeded to substantially all of the operations of AMBPL, we determined that AMBPL is the predecessor entity to REA for financial statements purposes. As REA and AMBPL were determined to be entities under common control, the acquisition of AMBPL's net assets were recorded at their historical carrying amounts and these financial statements reflect REA and AMBPL on a consolidated basis for periods following REA's incorporation in February 2025. Periods prior to February 2025 relate solely to the predecessor operations of AMBPL. FRE Australia was determined to be a variable interest entity and its acquisition was an asset acquisition (see "Note 4 – Asset Acquisition and Variable Interest Entity" in our financial statements for the years ended December 31, 2025 and 2024). The operating results and cash flows of FRE Australia are reflected in our consolidated results of operations and statement of financial condition for reporting periods subsequent to the Merger Date.

Our Business and Our Strategy

We are an exploration-stage company focused on advancing a portfolio of critical mineral projects targeting high-grade heavy rare earth mineral assets. Our portfolio includes three material projects - Alpha, Constellation, and Shiloh, along with certain non-material early-stage exploration projects, most notably our Homer Project in Goiás, Brazil. All of our properties are currently in exploration stage, and we have not yet commenced mining operations or generated any revenue. Our current operations are focused on defining mineralization for our projects and increasing our understanding of the characteristics and economics of each project. We hold options to purchase or lease mining rights to all of the properties we are exploring. Those options are described in detail in "Note 6 – Mineral Interests" in our financial statements for the years ended December 31, 2025 and 2024. Advancing these projects to development will require significant capital.

We intend to grow the value of our assets by: (1) advancing our project portfolio through land acquisition, drilling, exploration, land consolidation, process flowsheet development, resource definition, metallurgical test work, permitting, and engineering studies in accordance with S-K 1300; (2) pursuing strategic partnerships and financing to accelerate project development; and (3) developing a U.S.-aligned platform to strengthen critical mineral supply chains.

We have assembled a team with extensive mining sector-related experience, including exploration, development, permitting, operations and capital markets, to execute our strategy and pursue the market opportunity available to us.

Summary of Historical Operations and Expected Trends

General

As an exploration-stage company, we have not begun to generate operating revenues, nor can we expect to generate operating revenues in the foreseeable future. Our exploration costs reported for the year ended December 31, 2024 relate solely to AMBPL's exploration activities conducted at our Alpha and Constellation properties and primarily reflect the use of contractors, as AMBPL did not hire full-time employees to perform this work. Furthermore, as AMBPL was a subsidiary of REA Australia prior to being acquired by REA, our reported results through the Merger Date include allocations of shared costs incurred and recorded by REA Australia, primarily consisting of executive remuneration and share based compensation, and to a lesser extent exploration costs. Our financial results reported for the fiscal years ended December 31, 2025 and 2024 are not reflective of our expectations for our ongoing operations, as further discussed in the subsequent sections titled "*Factors that Will Impact Our Exploration Costs*" and "*Factors that Will Impact Our General and Administrative and Other Operating Costs*".

Factors that Will Impact Our Exploration Costs

The timing of when costs attributable to exploration activities at each of our projects have been, and will be, included in our reported financial results, as well as the amounts of such costs recognized, are a reflection of our corporate history; the timing of our acquisitions of AMBPL and FRE Australia; the accounting and reporting conclusions applicable to our acquisitions of AMBPL and FRE Australia; the stage of our exploration activities at each project; and our plans for, level of exploration activity at, and commitments of resources to each project. The following is a description of how our corporate history and our acquisitions (1) have impacted the nature, amounts, and properties

for which exploration costs are included in the historical financial statements and (2) are expected to impact our ongoing operations in subsequent periods:

- Alpha Project and Constellation Project: Our reported financial results for the years ended December 31, 2025 and 2024 include exploration activities related to the Alpha and Constellation projects, as each project was part of the historical operations of AMBPL. Given the stage of exploration activities at these projects, as well as the liquidity position of AMBPL immediately prior to being acquired by REA, exploration activities and spend related to these projects was reduced at the end of the year ended December 31, 2024 ("Fiscal Year 2024"), and has remained at lower levels throughout the fiscal year ended December 31, 2025 ("Fiscal Year 2025"). In the periods subsequent to Fiscal Year 2025, exploration activities and spend related to these projects are expected to exceed the Fiscal Year 2025 level and will focus on further drilling, surveying, and metallurgical testing to refine geological models and advance resource classifications.

- Shiloh Project: The Shiloh Project is located in the state of Georgia in the U.S. and was acquired in connection with the acquisition of FRE Australia. No related exploration activity or costs related to this project are reflected in our reported results prior to the Merger Date. Our exploration costs for Fiscal Year 2025, as compared to Fiscal Year 2024, have increased as a result of the inclusion of amounts related to this project subsequent to the Merger Date. Furthermore, for annual periods beyond Fiscal Year 2025, our financial results will reflect exploration activities conducted at the Shiloh Project over a full twelve-month period. The proceeds from the private offerings conducted to date and the net proceeds from our initial public offering will support the exploration expenditures for the year ended December 31, 2026 which are expected to be in excess of five times the exploration costs incurred for the period from January 1, 2025 through the Merger Date.

We have not demonstrated the existence of mineral reserves at any of our current projects. We also hold rights to several additional early-stage exploration projects at which we could incur exploration costs in the future.

Furthermore, some of our mining concessions are subject to fixed expiration dates and might only be renewed a limited number of times for a limited period. Apart from mining concessions, we may need to obtain various authorizations, licenses and permits from governmental or other regulatory bodies in connection with the planning, maintenance, and operation of our mineral properties and related logistics infrastructure, and those authorizations, licenses and permits may be subject to fixed expiration dates or periodic review or renewal. There is no assurance that renewals will be granted as and when sought, and there is no assurance that new conditions will not be imposed in connection with such renewals. Accordingly, the timing and amount of exploration activities and associated costs at each or all of our projects could be impacted by our ability to obtain, maintain, and/or renew related mining concessions, authorizations, licenses, and permits. Further, fees for mining concessions might increase substantially due to the passage of time from the original issuance of each individual exploration license. Accordingly, we will need to continually assess the mineral potential of each mining concession, particularly at the time of renewal, to determine if the costs of maintaining the concession are justified by the results of our exploration activities performed to date. Decisions to renew or allow concessions to lapse could directly impact our exploration costs incurred or expected to be incurred for each project.

Factors that Will Impact Our General and Administrative and Other Operating Costs

We expect the following factors to contribute to an increase in our general, administration and other operating costs in future periods:

- incremental personnel costs, reflecting (a) the hiring of a full-time management team during Fiscal Year 2025 who are expected to be in place for future reporting periods and (b) our planned investment in incremental internal resources that will focus on compliance with laws and regulations that impact the industry in which we operate;

- the establishment of our 2026 Equity Incentive Plan, other new equity incentive plan(s), and the issuance of share-based compensation awards under those plans;

- incremental costs attributable to establishing a board of directors consistent with the requirements of a publicly-traded company;

- the renewal and/or the establishment of new leases to support our operations;
- incremental costs to implement and integrate operational, financial, and management information systems that will support our larger portfolio of projects and our planned increase in exploration activities; and
- incremental costs attributable to establishing and enhancing internal functions, governance policies and activities, and internal control and compliance activities consistent with those of a publicly-traded company, inclusive of hiring personnel to execute our new governance and compliance activities.

Certain of the incremental costs that we expect to incur may be partially offset by a lower dependency on contracted labor and the elimination of shared costs incurred and recorded by REA Australia and included in our financial statements on an allocated basis. Our reported results for the fiscal years ended December 31, 2025 and 2024 include shared costs incurred by AMBPL's former parent and allocated to AMBPL totaling $0.1 million and $0.3 million, respectively.

Acquisition of FRE Australia

On the Merger Date, the Company acquired FRE Australia for its potential to generate rare earth elements, with initial exploration efforts at the Shiloh Project. For information on the Shiloh Project, refer to our disclosure "Our Mineral Projects — Shiloh" on page 69.

Prior to acquisition by REA, FRE Australia incurred exploration costs of $0.9 million for the period from January 1, 2025 through the Merger Date, and exploration costs of less than $0.1 million for the year ended December 31, 2024. The $0.9 million of costs incurred in 2025 prior to the Merger Date, which are not reflected in our consolidated results of operations, primarily related to pre-acquisition evaluation activities of the Shiloh Project, inclusive of (1) aerial studies to provide reconnaissance data used to identify land that may be leased or acquired in the future given the age of the existing geological maps in the State of Georgia and lack of their reliability, (2) limited geophysical surveys and (3) minimal exploration activities primarily for data collection, field verification and preliminary data analysis. These activities were completed prior to the acquisition of FRE Australia. Subsequent to the Company's acquisition of FRE Australia, the nature of the activities related to the mining interests held by FRE Australia has fundamentally changed and will continue to change, as current and future operating activities and related expenditures are focused on, and will focus on, radiometric surveys, drilling programs, and preliminary metallurgical test work. Given the geological setting, favorable land position spanning 1,927 acres, and the increasing market demand for domestic sources of rare earth elements, additional work is recommended to be conducted in the Shiloh Project area to execute the Company's plans for an expansive exploration program toward development of a new mineral resource. The commencement of this expansive exploration and drilling program has initially focused on land areas covered by existing mineral rights; however, it is also expected to include the acquisition of new mineral interests. The proceeds from the private offerings conducted to date and the net proceeds from our initial public offering will support the exploration expenditures for the year ended December 31, 2026 which are expected to be in excess of five times the exploration costs incurred for the period from January 1, 2025 through the Merger Date.

In addition, beginning in early 2025, and continuing through the Merger Date, the Company and FRE Australia, through its wholly owned subsidiary, FRE US, retained consultants and, over the period from January 1, 2025 through the date of acquisition, incurred $0.3 million of expenses under those consulting arrangements. Following the Acquisition, the Company retained a full-time management team and other personnel and entered into compensation arrangements commensurate with their full-time roles. Management compensation costs reflected in the Company's consolidated financial statements are expected to increase on a forward-looking basis.

Due to (1) the difference in the nature of the exploration activities and related costs that have been and will continue to be incurred with respect to the mineral interests held by FRE Australia subsequent to the acquisition and (2) the impact of retaining a full time management team post-acquisition, pre-acquisition activities and costs incurred by FRE Australia are not reflective of the operations and results reflected in the Company's consolidated financial statements for the remainder of fiscal year 2025 and expected to be reflected thereafter. Operating costs and cash outflows that have been incurred subsequent to the Merger Date through December 31, 2025, and will continue to be incurred are expected to be of a much greater magnitude under the Company's current exploration plans.

Results of Operations

Summary

We have no operating revenues. We are dependent on equity or other external financings to fund the execution of our business plans and operations, including mineral exploration and evaluation for economic viability; general and administrative ("G&A") costs; interest expense and other costs. We expect to incur operating losses until such time that an economic mineral resource is identified, developed and put into profitable commercial production.

Description of Expenses Reported in Our Consolidated Statements of Operations

Exploration and evaluation expenses: Exploration and evaluation expenses consist of all personnel and contractor costs, warehouse and other lease costs, and other costs directly attributed to our exploration, sampling and testing activities necessary to define the resources located at the properties where our projects are being conducted. Examples of exploration, sampling, and testing activities and related expenses include costs related to mineral property lease payments, permitting, survey activities, drilling programs, process flowsheet development, metallurgical test work, engineering studies, and other activities related to validating the economic viability of our projects.

General and administrative expenses: General and administrative expenses primarily consist of (1) management salaries, share-based compensation, personnel and consulting costs, and indirect taxes and fees to support our corporate activities and functions – including, but not limited to legal, finance and accounting, human resources, and other administrative functions – and (2) lease costs related to facilities that support our corporate functions.

Depreciation expense: Depreciation expense relates to our limited amount of plant, property and equipment. No depreciation expense has been allocated to other expense categories reported on our consolidated statement of operations.

Transaction costs: Transaction costs represent legal, advisory, due-diligence, and other professional fees incurred in connection with the Company's acquisitions of AMBPL and FRE Australia during the year ended December 31, 2025. These costs were incurred to evaluate, negotiate, and execute the transactions and are expensed as incurred.

Comparison of years ended December 31, 2025 and 2024

The following tables set forth our historical results for the periods indicated, and the variances in amounts reported for the comparable reporting periods (dollars in thousands):

	Year Ended December 31,		Change	
	2025	**2024**	**$**	**%**
Statements of Operations Data:				
Operating expenses:				
Exploration expenses	$ 3,717	$ 2,890	$ 827	29%
General and administrative expenses	5,466	1,094	4,372	400%
Depreciation expense	25	6	19	317%
Transaction costs	247	—	247	0%
Total operating expenses	9,455	3,990	5,465	137%
Operating loss	(9,455)	(3,990)	(5,465)	137%
Other income (expense):				
Interest income	138	15	123	820%
Interest expense	(206)	—	(206)	0%
Foreign exchange gain	31	—	31	0%
Loss on extinguishment of debt	(577)	—	(577)	0%
Change in fair value of warrants	139	—	139	0%
Total other (expenses) income	(475)	15	(490)	-3267%
Loss before income taxes	(9,930)	(3,975)	(5,955)	150%
Provision for income taxes	—	—	—	0%
Net loss	$ (9,930)	$ (3,975)	$ (5,955)	150%

Operating Costs and Expenses

Exploration and evaluation expenses. Exploration and evaluation expenses increased by $0.8 million, or 29%, to $3.7 million in 2025, as compared to $2.9 million in 2024. The increase was primarily due to a $1.9 million increase in expenses resulting from the acquisition of FRE Australia, partially offset by a $1.1 million decrease in exploration activities and exploration spend in Brazil. Our exploration costs are expected to increase as compared to amounts reported in 2025 and 2024 due to anticipated increased activity and costs incurred related to our Shiloh Project, as discussed in "*Factors that Will Impact Our Exploration Costs*" and "*Acquisition of FRE Australia*".

General and administrative expenses. General and administrative expenses increased by $4.4 million, or 400%, to $5.5 million in 2025, as compared to $1.1 million in 2024. The increase was primarily due to an overall increase in operational costs and activities of the Company after the acquisition of FRE Australia and establishment of the full-time management team and hiring of other internal personnel, including increases of $2.7 million in compensation costs and $1.5 million in costs for professional services such as legal, accounting, and consulting services. General and administrative expenses are expected to increase as compared to amounts reported in 2025 for reasons cited in the discussion of "*Factors that Will Impact Our General and Administrative and Other Operating Costs.*"

Depreciation expense. Depreciation expense increased by $19 thousand, or 317%, to $25 thousand in 2025 compared to $6 thousand in 2024. The increase was primarily due to the depreciation of property, plant and equipment acquired during the year.

Transaction costs. Transaction costs increased by $0.2 million to $0.2 million in 2025, as compared to $0 in 2024. The increase was due to the acquisitions of AMBPL and FRE Australia.

Other Income and Expense

Interest income. Interest income increased by $0.1 million, or 820%, to $0.1 million in 2025, as compared to $15 thousand in 2024. The increase was primarily due to higher balances in held in money market funds during the year.

Interest expense. Interest expense was $0.2 million in 2025, as compared to $0 in 2024. The increase was due to the related party loan agreement with Brazil Royalty Corp Participacoes E Investments Ltda. ("BRC"), which was executed in 2025.

Foreign exchange gain. Gain on foreign exchange was $31 thousand in 2025, as compared to $0 in 2024, due to remeasurement of cash accounts held at FRE Australia.

Loss on extinguishment of debt. Loss on extinguishment of debt increased by $0.6 million to $0.6 million in 2025, as compared to $0 in 2024, due to the amendment of the loan agreement with BRC, as lender, accounted for as an extinguishment.

Change in fair value of warrants. Change in fair value of warrants was a $0.1 million gain in 2025, as compared to $0 in 2024, due to the decrease in the fair value of warrants issued to acquire FRE Australia primarily due to the passage of time to expiration of the warrants.

Supplemental Discussion of Performance by Reportable Segment

United States Mining Operations Segment

Segment Operating Loss for the Company's United States Mining Operations was as follows (dollars in thousands):

	Year Ended December 31,		Change	
	2025	2024	$	%
Segment Operating loss	$ (2,006)	$ —	$ (2,006)	—

Operating loss from our United States Mining Operations increased $2.0 million compared to the prior year, driven primarily by the acquisition of FRE Australia and the related exploration activities and costs incurred related to the Shiloh Project. Operating loss of our United States Mining Operations segment is expected to further increase in periods subsequent to Fiscal Year 2025. Refer to the discussions of "*Factors that Will Impact Our Exploration Costs*" and "*Acquisition of FRE Australia*".

Brazil Mining Operations Segment

Segment Operating Loss for the Company's Brazil Mining Operations was as follows (dollars in thousands):

	Year Ended December 31,		Change	
	2025	2024	$	%
Segment Operating loss	$ (2,423)	$ (3,728)	$ 1,305	(35)

Operating loss from our Brazil Mining Operations decreased $1.3 million compared to the prior year, primarily due to decreases in general and administrative costs and exploration activities and exploration spend. The decrease in general and administrative costs is due to changes in the Company's operating structure after the acquisition of FRE Australia and establishment of the full-time management team. General and administrative costs are expected to remain consistent at the segment level in periods subsequent to Fiscal Year 2025. The decrease in exploration activities and exploration spend is related to the Alpha and Constellation projects in Brazil, as discussed in further detail in "*Factors that Will Impact Our Exploration Costs*". Costs incurred related to exploration activities and exploration spend are expected to remain at similar levels in periods subsequent to Fiscal Year 2025.

Liquidity and Capital Resources

Sources and Uses of Liquidity

We consider highly liquid investments purchased with original maturities of three months or less to be cash equivalents. As of December 31, 2025 and 2024, we had $22.8 million and $6 thousand, respectively, in cash and cash equivalents.

We are an exploration stage company and, since our inception, we have not generated revenues. We incurred net losses of $9.9 million and $4.0 million in 2025 and 2024, respectively, and have reported an accumulated deficit of $19.8 million and $9.9 million as of December 31, 2025 and 2024, respectively. We have primarily relied on equity financing to fund our operating and investing activities – including, development and pursuit of our business plan; our mineral exploration and evaluation activities; our general and administrative costs and our capital expenditures. In addition, in the future we will continue to rely on equity financing to meet obligations as they become due and for future purchases of exploration and evaluation assets.

Our predominant source of cash is from financing activities. In 2025 and 2024, we raised cash through issuances of our common stock for the primary purpose of funding working capital associated with exploration expenses and general and administrative expenses, capital expenditures, and investments supporting our strategy for advancing our portfolio of critical mineral projects targeting high-grade heavy rare earths mineral assets. In 2024, we also incurred payables to related parties that, in 2025, along with additional borrowings, were formalized under a certain loan agreement dated June 2, 2025 (the "Loan Agreement"), between BRC, as a lender, and AMBPL (as borrower), for a loan of up to R$6,105,000.00 to AMBPL (equivalent to US $1.1 million as of the Loan Agreement date). The Loan Agreement was subsequently novated to REA pursuant to a deed of novation (the “Deed of Novation”) with AMBPL and BRC, pursuant to which we agreed to assume AMBPL’s obligation to pay the loan amount under the Loan Agreement. Payment of the loan amount pursuant to the Deed of Novation may be satisfied, at BRC’s election, either in cash in accordance with the terms of the Loan Agreement or by the issuance of our shares. On November 6, 2025, we entered into Amendment No. 1 to the Deed of Novation with BRC and AMBPL, which amended the Deed of Novation to provide that all or part of the loan amount is convertible at BRC’s election and in its sole discretion into issued shares of our common stock at a fixed conversion price of $6.55 per share.

In July 2025, we completed the Private Placement, raising $15.9 million in proceeds after transaction costs. In December 2025, we raised $11.7 million in proceeds through the issuance of SAFEs in a private placement, and in January 2026 we raised an additional $3.4 million through the issuance of SAFEs.

Our current assets exceeded our current liabilities by $19.3 million as of December 31, 2025, compared to current liabilities exceeding current assets by $0.2 million as of December 31, 2024. The change of $19.5 million was attributable mostly to an increase in cash of $22.8 million, primarily reflecting funding received under long-term financing arrangements and net cash received upon acquisition of FRE Australia, partially offset by the usage of cash for our operating activities.

The following table is a condensed schedule of cash flows provided as part of the discussion of liquidity and capital resources:

Cash flow Statement

	Year Ended December 31,		Change
	2025	2024	$
Other Financial Data (in thousands):			
Net cash used in operating activities	$ (4,855)	$ (3,793)	$ (1,062)
Net cash provided by investing activities	1,063	65	998
Net cash provided by financing activities	26,547	3,311	23,236

Currently, we do not maintain a credit facility or have debt from financial institutions. Since inception, we have predominately relied on equity financing to fund our operations, land acquisitions, and capital expenditures.

As of December 31, 2025, we expect material cash requirements over the next twelve months to include the following:

- approximately $7.0 million related to the Shiloh Project, including capital expenditures for land acquisition, mineral licenses and lease payments, option payments, drilling, metallurgical test work, permitting and S-K 1300 technical report summary preparation. We plan to prioritize advancement of the Shiloh Project;
- approximately $4.0 million related to the Alpha, Constellation, and Homer Projects, including for exploration, evaluation, land option payments, land consolidation, metallurgy, engineering and permitting studies; and
- approximately $5.0 million for working capital and other general corporate purposes.

We believe that funds raised in our Private Placement, through issuance of SAFEs and the net proceeds from our initial public offering will be sufficient to fund our cash needs for the 12 months after our initial public offering. Historically, we have been successful in raising cash through equity financings; however, no assurances can be given that additional financing will be available in amounts sufficient to meet our needs or on terms that are acceptable to us.

Operating Activities

During the year ended December 31, 2025, our operating activities used $4.9 million of net cash, as compared to $3.8 million during 2024. The $1.1 million increase in net cash used in operating activities during 2025 compared to 2024 was primarily due to a $6.0 million increase in net loss due to the expanded operational activities of the Company, including as a result of the acquisition of FRE Australia. This increase in reported net loss is partially offset by a $1.8 million increase in non-cash share based compensation and a $2.0 million increase in accounts payables and accrued expenses, which were related to the Company's expanded operational activities. The Company also incurred a $1.2 million increase in accounts payable to related parties, due to exploration and general and administrative costs paid by related parties on the Company's behalf prior to the Acquisitions.

Investing Activities

Our investing activities provided $1.1 million of cash in the year ended December 31, 2025, as compared to $0.1 million during 2024. Cash was provided by investing activities primarily due to $1.5 million of FRE Australia acquired cash, partially offset by purchases of property and equipment of $0.4 million and investments in mineral interests of $0.1 million.

Financing Activities

During the years ended December 31, 2025, and 2024, our financing activities provided $26.5 million and $3.3 million of cash, respectively. Fiscal Year 2025 financing activities primarily reflected $15.9 million from the Private Placement and $11.7 million from the issuance of SAFEs. The Fiscal Year 2024 cash from financing activities was a result of the direct investment by REA Australia.

Critical Accounting Estimates

See *Note 2. Significant Accounting Policies* to our audited consolidated financial statements as of and for the years ended December 31, 2025 and 2024, included elsewhere in this report for a description of our significant accounting policies. We consider the following accounting estimates critical to understanding and evaluating our consolidated financial condition and the results of our operations.

Exploration Costs and Mineral Interests

General

Mineral interests consist of options to acquire mineral properties with rights to explore during the option period. Capitalized costs of the options were either asset purchases or payments to option counterparties. Mineral interests will not be amortized until the underlying property is converted to the production stage. As of December 31, 2025, none of the Company's properties were in the production stage and, therefore, the carrying values of the associated mineral interests are not being amortized. Exploration costs are being expensed as incurred until it is determined that a mining deposit can be economically and legally extracted or produced based upon established proven or probable

reserves.

Assessments for Recoverability and Impairment

We assess the carrying values of our mineral interests for recoverability as of the end of each quarterly reporting period and whenever information or circumstances indicate the potential for impairment. There were no circumstances indicating the potential for impairment as of December 31, 2025.

To assess recoverability, we would compare estimated undiscounted future net cash flows attributable to a mineral interest (when determinable) with our carrying costs and future obligations related to the mineral interest. If it is determined that the estimated future undiscounted cash flows related to a mineral interest are less than the carrying value of the mineral interest, an impairment loss is required to be measured and recorded.

Future net cash flow estimates are dependent upon economic reserves being discovered or developed on the related property; the costs of permitting, financing, start-up, and commercial production related to a mineral interest; and commodity prices. When estimates of future net cash flows are not determinable and other conditions indicate the potential for impairment, management uses available market information and/or third-party valuation experts to assess if the carrying value of a mineral interest can be recovered and to estimate fair value.

Share Based Compensation

Our share based compensation consists primarily of restricted stock units ("RSUs") and restricted stock awards ("RSAs") granted under the Rare Earth Americas Ltd. 2025 Equity Incentive Plan. We account for share based compensation awards based on the fair value of the award as of the grant date, which for RSUs and RSAs was based on the fair value of the underlying common stock at the time of the grant. As there is not an active public market for our equity, valuations of our common stock require the application of significant estimates, assumptions, and judgments. Those valuations rely on the pricing of transactions involving the sale or transfer of our common stock.

The Company recognizes stock-based compensation expense on a straight-line basis over the awards' requisite service period, if any performance conditions in the award are considered probable. Some of our RSUs have a performance condition. The performance condition is the occurrence of a liquidity event via an underwritten public offering of our shares or a change of control. The performance condition is not considered probable until an event satisfying the condition occurs. If the condition had been considered probable as of December 31, 2025, the Company would have recognized $4,653 of stock-based compensation for all RSUs with a performance-based vesting condition and would have $1,283 of unrecognized compensation cost to be recognized over a weighted-average period of 0.6 years.

Instruments with Characteristics of Liabilities and Equity

As of December 31, 2025, the Company has outstanding warrants exercisable into shares of the Company's common stock and simple agreements for future equity ("SAFEs") that would convert into shares of the Company's common stock upon a qualifying equity financing. The Company accounts for these instruments as liability-classified based on an assessment of their specific terms and applicable authoritative guidance ASC Topic 480, "Distinguishing Liabilities from Equity" ("ASC 480") and ASC Topic 815, "Derivatives and Hedging" ("ASC 815"). The instruments are required to be recorded at their initial fair value on the date of issuance, and are remeasured to their fair value on each balance sheet date thereafter, with any change in fair value recognized in the Company's consolidated statements of operations.

Warrants

On July 22, 2025, the Company issued immediately exercisable and fully vested warrants to purchase 873,900 shares of the Company's common stock that were included in FRE Australia purchase consideration. Of those warrants, warrants to purchase 840,266 shares remain outstanding as of December 31, 2025. The Company estimates the fair value of the warrant liability using the Black-Scholes option-pricing model. The significant unobservable inputs used in the fair value measurement of the warrant liability are the fair value of the underlying stock at the valuation date and the estimated term of the warrant. As there is currently no active market for the Company's common stock, its fair value is estimated based on contemporaneous transactions with third parties.

Additionally, in conjunction with the acquisition of FRE Australia, the Company issued 130,125 warrants accounted for as share based compensation and presented within "Other non-current liabilities" on the Company's consolidated balance sheets. The Company recognizes changes in the fair value of these warrants as share-based compensation expense.

SAFEs

In December 2025, the Company entered into SAFE agreements to raise $15,080, of which $11,715 were funded as of December 31, 2025. The Company reviewed the terms of the agreements and the negotiation process to determine that cash proceeds received at issuance were equal to fair value, and there was no change in fair value between the issuance date and December 31, 2025. The SAFEs will automatically convert into the Company's common stock upon a qualifying equity offering, such as an IPO, at a 20% discount to the share issuance price in such offering.

Quantitative and Qualitative Disclosures About Market Risk

Pursuant to Item 305(e) of Regulation S-K, the Company is not required to provide the information required by this Item as it is a smaller reporting company.

The consolidated financial statements that follow were previously included in our Registration Statement on Form S-1 (File No. 333-295032), which was declared effective by the Securities and Exchange Commission on May 5, 2026. We have not updated these financial statements for any changes or developments since March 12, 2026, the date of the report of our independent registered public accounting firm.

Index to the Financial Statements

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
Rare Earths Americas, Inc.
Denver, Colorado

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Rare Earths Americas, Inc. (the "Company") as of December 31, 2025, the related consolidated statements of operations, comprehensive loss, changes in members' deficit and stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BDO USA, P.C.

We have served as the Company's auditor since 2025.

Philadelphia, Pennsylvania

March 12, 2026

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Alpha Minerals Brazil Participações Ltda

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Alpha Minerals Brazil Participações Ltda. (the Company) as of December 31, 2024, the related statements of operations and comprehensive income (loss), changes in stockholders' equity and cash flows for the year in the period ended December 31, 2024, and including the related notes and any schedules, identified and collectively referred to in the report as the financial statements.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 , and the results of its operations and its cash flows for the year in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

PGBR RODYOS AUDITORES INDEPENDENTES S.S

We have served as the Company's auditor since 2025.

/s/ PGBR RODYOS AUDITORES INDEPENDENTES S.S

São Paulo, São Paulo

March 12, 2026

PCAOB ID#6754

RARE EARTHS AMERICAS, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. Dollars, except share data)

	December 31, 2025	December 31, 2024
ASSETS		
Current assets		
Cash and cash equivalents	$ 22,841	$ 6
Prepaid expenses	216	—
Other current assets	53	61
Total current assets	23,110	67
Non-current assets		
Property and equipment, net	390	34
Mineral interests (includes $2,275 and $0, respectively, related to consolidated VIEs)	23,327	—
Deferred offering costs	1,968	—
Other non-current assets	42	—
Total non-current assets	25,727	34
Total assets	$ 48,837	$ 101
LIABILITIES		
Current liabilities		
Accounts payable	$ 1,486	$ 8
Accrued expenses	1,211	—
Accounts payable to related party	—	236
Convertible related party loan	1,123	—
Other current liabilities	36	22
Total current liabilities	3,856	266
Non-current liabilities		
SAFE liability	11,715	—
Warrant liability	4,433	—
Other non-current liabilities	370	95
Total non-current liabilities	16,518	95
Total liabilities	20,374	361
Commitments and contingencies (Note 13)		
MEMBERS' DEFICIT and STOCKHOLDERS' EQUITY		
Preferred stock, $0.0001 par value, 1,000,000 shares authorized, zero shares issued and outstanding as of December 31, 2025 and 2024	—	—
Common stock, $0.0001 par value, 500,000,000 shares authorized, 14,965,987 and zero shares issued and outstanding as of December 31, 2025 and 2024, respectively	1	—
Members' equity	—	9,982
Additional paid-in-capital	46,292	—
Accumulated other comprehensive loss	(267)	(334)
Accumulated deficit	(19,838)	(9,908)
Members' deficit and Equity (deficit) attributable to stockholders of the Company	26,188	(260)
Noncontrolling interest	2,275	—
Total members' deficit and stockholders' equity (deficit)	28,463	(260)
Total liabilities, members' deficit and stockholders' equity	$ 48,837	$ 101

See accompanying notes to the consolidated financial statements.

RARE EARTHS AMERICAS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of U.S. Dollars, except share and per share data)

	For the Year Ended December 31,	
	2025	2024
Operating expenses:		
Exploration and evaluation expenses	$ 3,717	$ 2,890
General and administrative expenses	5,466	1,094
Depreciation expense	25	6
Transaction costs	247	—
Total operating expenses	9,455	3,990
Operating loss	(9,455)	(3,990)
Other income (expenses):		
Interest income	138	15
Interest expense	(206)	—
Foreign exchange gain	31	—
Loss on extinguishment of debt	(577)	—
Change in fair value of warrants	139	—
Total other (expenses) income	(475)	15
Loss before income taxes	(9,930)	(3,975)
Provision for income taxes	—	—
Net loss	(9,930)	(3,975)
Less: Net loss attributable to noncontrolling interest	—	—
Net loss attributable to Rare Earths Americas, Inc.	$ (9,930)	$ (3,975)
Net loss per common share, basic and diluted	$ (0.85)	$ (0.46)
Weighted average common shares outstanding, basic and diluted	11,744,438	8,674,507

See accompanying notes to the consolidated financial statements.

RARE EARTHS AMERICAS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands of U.S. Dollars)

	For the Year Ended December 31,	
	2025	**2024**
Net loss	$ (9,930)	$ (3,975)
Other comprehensive income (loss):		
Foreign currency translation adjustments	67	(299)
Total other comprehensive income (loss)	67	(299)
Comprehensive loss	(9,863)	(4,274)
Less: Comprehensive loss attributable to noncontrolling interest	-	-
Comprehensive loss attributable to Rare Earths Americas, Inc.	$ (9,863)	$ (4,274)

See accompanying notes to the consolidated financial statements.

RARE EARTHS AMERICAS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' DEFICIT AND STOCKHOLDERS' EQUITY
(in thousands of U.S. Dollars, except share data)

	Members' Equity	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Members' Equity (Deficit)
Balance as of December 31, 2023	$ 6,387	$ (35)	$ (5,933)	$ 419
Equity contribution from parent	3,595	—	—	3,595
Change in foreign currency translation	—	(299)	—	(299)
Net loss	—	—	(3,975)	(3,975)
Balance as of December 31, 2024	$ 9,982	$ (334)	$ (9,908)	$ (260)

	Common Stock		Members' Equity	Additional Paid in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Noncontrolling Interest	Total Stockholders' Equity (Deficit)
	Shares	Amount						
Balance as of December 31, 2024	—	$ —	$ 9,982	$ —	$ (334)	$ (9,908)	$ —	$ (260)
Distribution to parent	—	—	(524)	—	—	—	—	(524)
Equity contribution from parent	—	—	74	—	—	—	—	74
Issuance of common stock in exchange for member units	9,375,000	1	(9,532)	9,531	—	—	—	—
Issuance of common stock in connection with acquisition of Foothills Rare Earths Limited	2,805,267	—	—	18,362	—	—	2,275	20,637
Issuance of common stock in connection with private placement, net of $216 issuance costs	2,500,000	—	—	15,877	—	—	—	15,877
Premium upon extinguishment of related party note	—	—	—	577	—	—	—	577
Grant of restricted stock awards	255,000	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	1,677	—	—	—	1,677
Warrant exercises	30,720	—	—	268	—	—	—	268
Change in foreign currency translation	—	—	—	—	67	—	—	67
Net loss	—	—	—	—	—	(9,930)	—	(9,930)
Balance as of December 31, 2025	14,965,987	$ 1	$ —	$ 46,292	$ (267)	$ (19,838)	$ 2,275	$ 28,463

See accompanying notes to the consolidated financial statements.

RARE EARTHS AMERICAS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024
Cash flows from operating activities:		
Net loss	$ (9,930)	$ (3,975)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense	25	6
Loss (gain) on disposal of property and equipment	5	(68)
Gain on foreign currency conversion	31	—
Share-based compensation	1,813	—
Provision for labor claims	(59)	109
Allocated expenses from parent	74	284
Change in fair value of warrants	(139)	—
Noncash lease expense	4	—
Loss on extinguishment of related party debt	577	—
Changes in operating assets and liabilities:		
Prepaid expenses	(205)	—
Other assets	14	(4)
Accounts payable	951	(388)
Accrued expenses	580	(46)
Accounts payable to related parties	1,429	268
Other liabilities	(25)	21
Net cash used in operating activities	(4,855)	(3,793)
Cash flows from investing activities:		
Cash acquired in FRE Australia transaction	1,543	—
Purchases of property and equipment	(376)	(10)
Investment in mineral interests	(104)	—
Sales of property and equipment to related parties	—	75
Net cash provided by investing activities	1,063	65
Cash flows from financing activities:		
Equity contributions from parent	—	3,311
Proceeds from issuance of common stock	16,093	—
Issuance costs	(216)	—
Payments of deferred offering costs	(1,204)	—
Warrants exercises	268	—
SAFE proceeds	11,715	—
Distribution to parent	(524)	—
Proceeds from related party debt	661	—
Repayments on related party debt	(246)	—
Net cash provided by financing activities	26,547	3,311
Effect of exchange rates on cash and cash equivalents	80	(377)
Net increase (decrease) in cash and cash equivalents	22,835	(794)
Cash and cash equivalents at beginning of period	6	800
Cash and cash equivalents at end of period	$ 22,841	$ 6
Supplemental non-cash information:		
Non-cash contribution from REA Australia	$ 74	$ 284
Unpaid deferred offering costs	$ 764	$ —
Unpaid fixed asset additions	$ 6	$ —
Total purchase consideration issued to acquire FRE Australia	$ 22,105	$ —
Issuance of common stock for member units	$ 9,532	$ —
Related party note premium treated as equity contribution	$ 577	$ —
Lease liabilities arising from obtaining right-of-use assets	$ 47	$ —

See accompanying notes to the consolidated financial statements.

1. Organization and Business Operations

Rare Earths Americas, Inc. ("REA", the "Company", "we", or "our") was initially incorporated in February 2025 under the laws of the Cayman Islands as Rare Earths Americas Ltd ("REA Ltd."). On October 15, 2025, the Company completed a redomestication, through the filing of a certificate of conversion in the state of Texas, resulting in the Company becoming a Texas corporation (the "Redomestication"). Upon completion of the Redomestication, the Company's name changed to "Rare Earths Americas, Inc."

REA Ltd. was formed for the purpose of acquiring Alpha Minerals Brazil Participações Ltda. ("AMBPL") and Foothills Rare Earths Limited ("FRE Australia") in two transactions that were contingent upon the completion of each other (the "Acquisitions"), as well as to raise the initial capital necessary to support the continued operations of the acquired and combined entities in a private placement transaction (the "Private Placement"). The Acquisitions were completed on July 22, 2025 (the "Merger Date"). The Private Placement, which resulted in the raise of $15,877 after transaction costs, was completed on July 31, 2025.

We determined that our acquisition of AMBPL is a transaction between entities under common control because the former sole shareholder of AMBPL, Rare Earths Americas Limited ("REA Australia"), retained control of AMBPL through its majority ownership in REA. Furthermore, as (1) our activities through the Merger Date were limited to administrative tasks supporting the Acquisitions and Private Placement and (2) we succeeded to substantially all of the operations of AMBPL, we determined that AMBPL is the predecessor entity to REA for financial reporting purposes. AMBPL was a company organized under the laws of Brazil with a history of exploration activities primarily conducted at two sites in Brazil. The Company incurred $188 of transaction costs to acquire AMBPL, included in Transaction costs on the consolidated statements of operations.

FRE Australia, an Australian incorporated public unlisted corporation that had performed limited exploration activities in the United States, was determined to be a variable interest entity and its acquisition was an asset acquisition (see Note 4 - Asset Acquisition and Variable Interest Entity).

The Company is currently advancing three projects: the Alpha IAC Project in Bahia, Brazil, the Constellation IAC Project in Minas Gerais, Brazil and the Shiloh Project in the state of Georgia in the United States. The Company's principal activity during the years ended December 31, 2025 and 2024 consisted of the exploration and development of its mineral resources. We operate in two business segments based on their geographical location: "United States Mining Operations" and "Brazil Mining Operations" (see Note 14 - Segment Reporting).

2. Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements of Rare Earths Americas, Inc. its wholly-owned subsidiaries and consolidated variable interest entity, have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and pursuant to the rules and regulations of the United States Securities & Exchange Commission ("SEC"). All intercompany balances and transactions have been eliminated in consolidation.

All dollar amounts presented in the accompanying footnotes are presented in thousands, with the exception of share and per share information.

As REA and AMBPL were determined to be entities under common control, the acquisition of AMBPL's net assets were recorded at their historical carrying amounts, and these financial statements reflect REA and AMBPL on a consolidated basis for periods following REA's incorporation in February 2025. Periods prior to February 2025 relate solely to the predecessor operations of AMBPL.

As AMBPL was historically managed within REA Australia, the accompanying consolidated financial statements include the financial position, results of operations and cash flows of AMBPL on a carve-out basis through July 21, 2025 in conformity with U.S. GAAP. These consolidated financial statements are not necessarily indicative of the

financial results that would have been achieved if AMBPL had operated as a separate, stand-alone entity during the periods presented. Accordingly, certain shared costs were allocated to the Company by REA Australia and reflected as expenses in the consolidated financial statements. These shared costs consisted primarily of executive remuneration and share based compensation, and to a lesser extent exploration costs. Executive remuneration and share based compensation costs were allocated to the Company based on estimates of the portion of employees' and consultants' time dedicated to AMBPL. Exploration costs were allocated to the Company on the basis of specific identification. We considered the allocation methodologies used to be a reasonable and appropriate reflection of REA Australia expenses attributable to the Company for purposes of the standalone financial statements. The expenses reflected in the financial statements may not be indicative of expenses that will be incurred by the Company in the future.

Emerging Growth Company Status

The Company is an "emerging growth company," as defined in the Jumpstart Our Business Startups Act (the "JOBS Act"). Accordingly, the Company is eligible to take advantage of certain exemptions from various reporting and financial disclosure requirements that are applicable to other public companies that are not emerging growth companies.

Under the JOBS Act, an emerging growth company can take advantage of the extended transition period for complying with new or revised accounting standards. As a result, an emerging growth company can delay the adoption of certain accounting standards until those standards would apply to private companies. The Company has elected to take advantage of the extended transition period to comply with new or revised accounting standards.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect (1) the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates and (2) the reported amounts of expenses during the reporting periods.

Significant accounting estimates reflected in our consolidated financial statements include, but are not limited to, the useful lives of property and equipment, fair value of warrant liability, fair value of Simple Agreements for Future Equity ("SAFE") liability, and fair value of share-based compensation awards. These estimates also include significant judgments applied in concluding that SEM, as discussed under "VIE" below, is a variable interest entity ("VIE") for which the Company is the primary beneficiary and therefore required to be consolidated. Actual results could differ from those estimates.

Risks and Uncertainties

The Company's operations consist of exploring for rare earth elements and other critical minerals, which is subject to intense competition, development risk, and changes in governmental policies related to green energy, defense spending, and dependence on foreign suppliers. The Company's operations are subject to significant risks and uncertainties, including financial and operational risks, as well as the potential risk of business failure.

The Company has not yet established that our projects contain any commercially exploitable quantities of proven or probable mineral reserves, nor can there be any assurance that the Company will be able to do so. Even if the Company does eventually establish commercially exploitable quantities of mineral reserves, there can be no assurance that any of our projects can be developed into a producing mine or that the Company can extract those minerals economically. Both mineral exploration and development involve a high degree of risk, and few properties which are explored are ultimately developed into producing mines. The commercial viability of an established mineral deposit will depend on several factors including the size, grade, and other attributes of the mineral deposit, as well as proximity of said deposits to infrastructure, government regulation, market prices, and so on. Most of these factors will be beyond the Company's control, and any of them could increase costs and make extraction of any identified mineral deposits unprofitable.

Foreign Currency Translation and Transactions

The Company's reporting currency is the U.S. dollar ("USD"). However, the functional currency of the Company's Brazil Mining Operations is the local currency, reflecting the currency of the primary economic environment in which the operations are conducted. The functional currency of the United States Mining Operations and all other subsidiaries of the Company is USD.

In connection with preparing the consolidated financial statements, the Company must translate the balance sheet amounts and financial results of its Brazil Mining Operations from the functional currency to the Company's reporting currency. Asset and liability balances are translated to USD using the exchange rate in effect as of the balance sheet

date, and equity balances are translated to USD at historical exchange rates. Income and expense items are translated to USD using average exchange rates. The effects of translating financial statements denominated in a foreign currency are recorded as currency translation adjustments and reported as a component of accumulated other comprehensive loss in stockholders' equity (members' deficit).

Foreign currency transactions are transactions for which the terms are denominated in a currency other than an entity's functional currency. Upon initial recognition of a foreign currency transaction, any asset, liability, revenue, expense, gain or loss arising from the transaction is measured into the functional currency of the recording entity using the exchange rate in effect on the transaction date. Foreign currency transactions that remain unsettled as of the end of a reporting period must be remeasured. Foreign currency denominated monetary balance sheet items are remeasured into the functional currency at the prevailing exchange rates in effect at the end of the reporting period, resulting in the recognition of a foreign exchange gain or loss when a change in exchange rate has occurred subsequent to the date on which a transaction was originally recognized or was most recently remeasured. Foreign currency denominated non-monetary balance sheet items are remeasured using historical exchange rates and do not result in the recognition foreign exchange gains or losses. The Company recognizes foreign currency transaction gains and losses when they occur.

Exploration Stage Issuer

The Company is considered an exploration stage issuer, and it devotes substantially all of its efforts to acquiring and exploring mining interests. As an exploration stage issuer, the Company expects to continue to seek additional funding to support its exploration and subsequent future development activities. The Company's activities are subject to significant risks and uncertainties, including its ability to (1) secure sufficient funding to continue operations, (2) obtain proven and probable reserves, and (3) comply with industry regulations.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents include funds held in U.S. banks, Brazilian banks, and Australian banks. Accounts at banks in the U.S. are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250, while accounts at banks in Brazil are insured up to 250 Brazilian Real, and accounts at banks in Australia are insured by the Financial Claims Scheme up to AUD 250. The Company did not have cash equivalents as of December 31, 2025 and 2024. Cash balances in excess of insured amounts were $22,035 and $0 as of December 31, 2025 and 2024, respectively.

Concentration of Credit Risk

The financial instrument which potentially subjects the Company to credit risk is cash and cash equivalents, which includes investments in money market accounts. The Company maintains available cash primarily with highly-rated financial institutions in Brazil, Australia and the United States, which limits credit exposure to any one entity; however, at times, amounts maintained at a financial institution may exceed insurance limits. As part of its cash management process, the Company regularly monitors the relative credit standing of these institutions. We do not believe we have significant credit risk related to our cash and cash equivalents.

Deferred Offering Costs

Deferred offering costs consist of direct legal, advisory, and other fees and expenses related to the Company's planned initial public offering ("IPO"). These costs are capitalized as incurred, and they are presented as part of non-current assets in the Company's consolidated balance sheets. Upon the completion of the IPO, deferred offering costs directly related to the issuance of shares will be reclassified to stockholders' equity and recorded against the proceeds from the offering.

Exploration Costs and Mineral Interests

General

Mineral interests include acquired interests in exploration stage properties, including the costs of options to acquire such properties. Mineral interests are capitalized at the acquisition date, either as an individual asset purchase or as part of a business combination. Mineral interests in the development and exploration stage are not amortized until the underlying property is converted to the production stage, at which point, the mineral interests are amortized over the

estimated recoverable proven and probable reserves. Exploration costs are expensed as incurred.

When it is determined that a mining deposit can be economically and legally extracted or produced based upon established proven or probable reserves, development costs related to such mining deposit will be considered for capitalization. The establishment of both proven and probable reserves is based on the results of feasibility studies, which indicate whether a property is economically feasible. Upon commencement of commercial production, capitalized costs will be amortized over their estimated useful lives or units of production, whichever is a more reliable measure.

Assessments for Recoverability and Impairment

We assess the carrying values of our mineral interests for recoverability whenever information or circumstances indicate the potential for impairment. The recoverability of a mineral interest's carrying value is dependent upon economic reserves being discovered or developed on the related property. The discovery and/or development of economic reserves depends upon, among other things, management's ability to raise sufficient capital for these purposes. Recoverability may be further impacted by permitting, financing, start-up, and commercial production from, or the sale/lease of, or other strategic transactions related to a mineral interest.

Events and circumstances that may indicate the need to assess a mineral interest for recoverability include an inability to obtain all the necessary permits related to a mineral interest, a change in the legal status of a mineral interest, government actions, the results of exploration activities and technical evaluations, an inability to fund management's plans for a mineral interest, and changes in economic conditions, including the price of commodities or input prices. To assess recoverability, we compare estimated undiscounted future net cash flows attributable to a mineral interest (when determinable) with our carrying costs and future obligations related to the mineral interest. The estimated undiscounted cash flows attributable to a mineral interest that the Company intends to retain for purposes of commercialization of the reserves include the estimated cash outflows required to develop and extract the value beyond proven and probable reserves. If it is determined that the estimated future undiscounted cash flows related to a mineral interest are less than the carrying value of the mineral interest, an impairment loss is required to be measured and recorded.

When estimates of future net cash flows are not determinable and other conditions indicate the potential for impairment, management uses available market information and/or third-party valuation experts to assess if the carrying value of a mineral interest can be recovered and to estimate fair value. There was no impairment recorded related to the carrying value of our mineral interests as of December 31, 2025.

Property & Equipment

Property and equipment are recorded at historical cost. Maintenance and repair expenditures are charged to expense as incurred. Depreciation expense is calculated by applying the straight-line method over our assets' estimated useful lives, as follows:

Computer and office equipment	2 to 7 years
Machinery equipment	3 to 10 years
Vehicles	6 years

Property and equipment to be disposed of is reported at the lower of its carrying amount or its fair value less costs to sell. If the carrying value is reduced to fair value less cost to sell, the resulting charge is recognized within operating income or loss in the statements of operations. Upon disposal or retirement of property and equipment, both the asset's cost and its accumulated depreciation are removed, and any resulting gain or loss is also recognized within operating income or loss in the consolidated statements of operations.

Impairment of Long-Lived Assets

For long-lived assets, such as property and equipment, the Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of long-lived assets (or an asset group) may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets (or an asset group) by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future undiscounted cash flows attributable to the long-lived

assets assessed for recoverability is less than the carrying amount of the assets, the Company recognizes an impairment loss measured based upon the amount by which the carrying amount of the long-lived assets exceeds their fair value.

Leases

The Company primarily enters into leases for real estate, equipment, and vehicles. We determine if a contractual arrangement is, or contains, a lease at the inception date. At the lease inception date, we also assess the term of a lease, which may be impacted by options to terminate the lease or extend the lease for one or more years. Lease options are factored into our determination of the term of a lease when it is reasonably certain that an option will be exercised. At the current stage of the Company's operations, the Company typically enters into short-term leases with a lease term of one year or less at their inception date. While certain of our leases include options to renew or extend, due to the current stage of the Company's operations and for other business reasons, these options typically are not considered reasonably certain to be exercised at lease inception.

Short-Term Leases

We have elected not to recognize right-of-use ("ROU") assets and lease liabilities on our consolidated balance sheets for short-term leases with a lease term of one year or less at their inception date. Lease payments attributable to short-term leases are recognized on a straight-line basis over the lease term.

Long-Term Leases

If, at inception, a lease is determined to have a lease term of greater than one year, the Company evaluates whether the lease shall be classified as an operating lease or financing lease. For both operating and finance leases, ROU assets and lease liabilities are recognized on the balance sheet at the lease commencement date based on the present value of future lease payments over the lease term. As the rate implicit in a lease generally cannot be readily determined, we utilize our incremental borrowing rate to determine the present value of future lease payments upon initial recognition or modification of a lease. The Company's incremental borrowing rate is estimated to approximate the market rate for high-yield loans and is derived from information available at the lease commencement date and represents our estimate of the rate of interest that we would have to pay to borrow an amount equal to the lease payments, on a collateralized basis, over a similar term and in a similar economic environment.

For operating leases, we are required to recognize lease expense, which includes amounts attributable to amortization of the ROU asset balance and interest on the ROU liability, on a straight-line basis (see Note 13 - Commitments and Contingencies). For finance leases, ROU asset balances will be reported within fixed assets. The Company did not have any financing leases as of December 31, 2025 and 2024.

When applicable, changes in lease liability balances for both operating and finance leases reflect the net impact of the accretion of interest expense at interest rates determined at inception or modification of a lease and lease payments recorded during the period.

The Company elected to not separate the lease and non-lease components of its long-term office lease.

VIE

We determine at the inception of each arrangement whether an entity in which we hold an investment or in which we have other variable interests in is considered a VIE. We consolidate VIEs when we are the primary beneficiary. The primary beneficiary of a VIE is the party that meets both of the following criteria: (1) has the power to make decisions that most significantly affect the economic performance of the VIE; and (2) has the obligation to absorb losses or the right to receive benefits that in either case could potentially be significant to the VIE. Periodically, we assess whether any changes in the interest or relationship with the entity affect the determination of whether the entity is still a VIE and, if so, whether we are the primary beneficiary. If we are not the primary beneficiary in a VIE, we account for the investment under the equity method or cost method in accordance with the applicable GAAP.

Upon acquisition, we concluded that FRE Australia is a VIE in accordance with applicable accounting standards and guidance. FRE Australia has an option to acquire Southeast Metals LLC ("SEM"), an entity that holds mineral rights under a lease arrangement. Management concluded that SEM is also a VIE. We have the power to direct the activities

that are most significant to FRE Australia and SEM. Therefore, we concluded that we are the primary beneficiary of both FRE Australia and SEM.

The Company's VIEs are regularly monitored to determine if any reconsideration events have occurred that could cause the primary beneficiary status to change. A previously unconsolidated VIE is consolidated when the Company becomes the primary beneficiary. A previously consolidated VIE is deconsolidated when the Company ceases to be the primary beneficiary or the entity is no longer a VIE. We do not hold any interests in unconsolidated VIEs as of the balance sheet date.

Management's conclusions that SEM is a VIE, and that the Company is the primary beneficiary required significant judgments and assumptions, including evaluating the design and purpose of SEM, assessing that SEM's members lack the power to direct the activities that most significantly impact SEM's economic performance, and determining that the Company has both the power to direct exploration activities and the obligation to absorb losses and the right to receive benefits that could be significant. SEM is subject to operational restrictions, including limitations on issuing membership interests, incurring material liabilities, disposing of assets, or modifying its lease without the Company's consent. SEM's assets, including the mineral rights under the lease, are restricted in use and cannot be sold, encumbered, or otherwise materially altered without the Company's approval. As a result of consolidating SEM, both the mineral interests and noncontrolling interests of the Company include $2,275 pertaining to SEM, representing the option exercise price attributable to SEM's members. See Note 4 – Asset Acquisition and Variable Interest Entity and Note 6 – Mineral Interests for more information.

Noncontrolling Interest

For consolidated entities that are less than wholly owned, the third-party's holding of equity interest is presented as Noncontrolling interest in the Company's consolidated balance sheets and consolidated statements of members' deficit and stockholders' equity. The portion of net earnings attributable to the noncontrolling interests is presented as Net loss attributable to noncontrolling interest in the Company's consolidated statements of operations.

Share Based Compensation

For the periods presented prior to the acquisition of AMBPL in July 2025, REA Australia determined the cost of share-based compensation using the fair value at the date when the grant was made using the Black-Scholes model. The cost is recognized over the period in which the service and performance conditions are fulfilled (the vesting period), ratably for each tranche. REA Australia's share-based compensation expense is allocated to the Company based on estimates of the portion of the related employees' time dedicated to the Company.

The Company accounts for the share-based compensation awards that it has granted based on the fair values of the awards as of the grant date, which for restricted stock units ("RSUs") and restricted stock awards ("RSAs") was determined using a Black-Scholes option pricing model applied to the Company's equity value that was calculated using contemporaneous transactions with third parties in the Company's equity. The Company recognizes share-based compensation expense on a straight-line basis over the awards' requisite service period. If an award's vesting terms include one or more performance conditions, share-based compensation expense is recognized only if and when the performance conditions in the award are considered probable of being met or achieved. The Company accounts for forfeitures as they occur.

During 2025, the Company issued immediately exercisable and fully vested warrants to purchase shares of common stock. Certain warrants are accounted for as share-based payment liabilities under ASC Topic 718, "Compensation - Stock Compensation" ("ASC 718"), and classified within Other non-current liabilities on the Consolidated Balance Sheets. These warrants are measured at fair value on each balance sheet date, with changes in the fair value reported as share-based compensation expense, which is included in general and administrative expenses on the consolidated statements of operations. The change in fair value for the year ended December 31, 2025 related to stock compensation warrants was immaterial.

Instruments with Characteristics of Liabilities and Equity

The Company accounts for instruments with characteristics of liabilities and equity as either equity-classified or liability-classified instruments based on an assessment of their specific terms and applicable authoritative guidance under ASC Topic 480, "Distinguishing Liabilities from Equity" ("ASC 480") and ASC Subtopic 815-40, "Derivatives and Hedging - Contracts in Entity's Own Equity" ("ASC 815-40"). This assessment, which requires the use of

professional judgment, is conducted at the time of issuance and as of each subsequent quarterly period end date while the instruments are outstanding.

For issued or modified instruments that meet all of the criteria for equity classification, the instruments are required to be recorded as a component of additional paid-in capital at the time of issuance or modification. For issued or modified instruments that do not meet all the criteria for equity classification, the instruments are required to be recorded at their initial fair value on the date of issuance, and at their current fair value as of each balance sheet date thereafter. This liability is subject to re-measurement at each balance sheet date until exercised or expired, and any change in fair value is recognized in the Company's consolidated statements of operations.

Warrants

During 2025, the Company issued immediately exercisable and fully vested warrants to purchase shares of common stock. The fair value of certain warrants were accounted for as consideration paid in the acquisition of FRE Australia (see Note 4 - Asset Acquisition and Variable Interest Entity), are accounted for under ASC 815, and are measured at fair value on each balance sheet date. Changes in the fair value of the warrants are reflected in change in fair value of warrants on the consolidated statements of operations.

SAFEs

The Company issued SAFE agreements in December 2025. The Company accounts for the SAFEs as a liability, with changes in fair value recognized in the consolidated statements of operations. There was no change in fair value of the SAFEs to recognize in the statement of operations between the issuance date and December 31, 2025.

Convertible Related Party Loan

The Company accounts for convertible debt instruments under ASC Topic 470, "Debt" ("ASC 470") and evaluates embedded features under ASC 815. We evaluate each instrument to determine whether embedded features, such as conversion options or redemption features, require bifurcation and separate accounting as derivatives under ASC 815-15. Amendments to the terms of debt instruments are also accounted for under ASC 470.

For conversion features that do not require bifurcation under ASC 815 but are issued with a substantial premium, the conversion feature is required to be recorded as a component of additional paid-in capital at the time of issuance or modification. The loan liability is recorded at the residual amount and amortized to face value using the effective interest method. Convertible notes are classified as current liabilities if settlement or conversion is expected within one year of the reporting date.

During 2025, the Company entered into a loan agreement with a related party. The agreement was modified during the year, including addition of a conversion feature at a substantial premium. The agreement included no embedded features that required bifurcation and were material to separately record. The amendment adding the conversion feature was accounted for as an extinguishment under ASC 470, which required recognition of a loss on extinguishment in the consolidated statement of operations. Due to the application of extinguishment accounting guidance, the debt was recorded at fair value with the conversion feature recorded in additional paid-in capital. The loan liability at December 31, 2025 includes no unamortized premiums or discounts.

Income Taxes

Deferred Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, "Income Taxes" ("ASC 740"). Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Uncertain Tax Positions

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company is currently

not aware of any issues under review that could result in significant payments, accruals or material deviation from its positions. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Defined Contribution Plan

During 2025, the Company began sponsoring a 401(k) defined contribution savings plan for eligible employees. Participants are allowed to contribute a portion of their eligible compensation, subject to IRS limits. Under the plan's matching formula, the Company matches 100% of employee contributions on the first 1% of eligible compensation, plus 50% of employee contributions on the next 5% of eligible compensation, made each payroll period. All employer matching contributions are fully vested. The Company's matching contribution totaled $10 for the year ended December 31, 2025.

Net Loss per Common Share

Basic and diluted loss per share of common stock attributable to common stockholders have been retroactively adjusted to reflect the capital structure of REA for all periods presented and were calculated by dividing net loss attributable to common stockholders by the weighted-average shares of common stock outstanding for the period.

RSAs were included in common stock issued and outstanding and were considered contingently issuable in the calculation of weighted-average shares outstanding for purposes of calculating basic and diluted loss per share. The grantees receiving RSAs have all rights as a shareholder with respect to these shares, whether vested or unvested, including, without limitation, rights to vote the shares, receive dividends, etc.

When applicable, diluted earnings per share would be calculated based upon the inclusion of additional dilutive and potentially dilutive shares that are determined not to be anti-dilutive. The following securities have been excluded from the calculation of diluted loss per share because the effect is anti-dilutive:

	December 31, 2025	December 31, 2024
SAFEs	2,195,500	—
Warrants	970,391	—
Restricted stock units	917,598	—
Convertible related party loan	171,474	—
Total	4,254,963	—

Reclassifications

Certain amounts in the prior years' consolidated financial statements have been reclassified to conform to the current year presentation.

Recently Adopted Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-07, "Improvements to Reportable Segment Disclosures" ("ASU 2023-07"). ASU 2023-07 expanded public entities' segment disclosures by requiring the disclosure of (1) the title and position of the individual or the name of the group or committee identified as the chief operating decision maker, (2) significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss, and (3) an amount and description of the composition for other segment items. ASU 2023-07 also conformed interim period segment disclosure requirements with annual period segment disclosure requirements. The Company adopted ASU 2023-07 as of December 31, 2024 on a retrospective basis. All required segment disclosures have been included in Note 14 - Segment Reporting.

In December 2023, the FASB issued ASU No. 2023-09, "Improvements to Income Tax Disclosures" ("ASU 2023-09"), which expands public entities' existing income tax disclosures to provide information to better assess how an entity's operations, related tax risks, tax planning and operational opportunities affect its tax rate and prospects for future cash flows. ASU 2023-09 requires public entities to annually disclose specific categories in the rate reconciliation table of the income tax note, provide additional information for reconciling items that meet a quantitative threshold, and provide disaggregated information on income taxes paid by the Company. Early adoptions and retrospective application of the amendments are permitted. The Company adopted ASU 2023-09 for the year ended December 31, 2025 on a retrospective basis and has included all required expanded rate reconciliation disclosures in Note 12 - Income Taxes.

In May 2025, the FASB issued ASU No. 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity ("ASU 2025-03"). ASU 2025-03 changes how companies determine the accounting acquirer in certain business combinations involving variable interest entities. The new guidance requires consideration of the factors used for other acquisition transactions to assess which party is the accounting acquirer. ASU 2025-03 is effective for the Company's annual reporting periods beginning on January 1, 2027. Early adoption is permitted. The Company early adopted this standard. ASU 2025-03 did not have an impact on the Company's financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU No. 2024-03, "Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures" ("ASU 2024-03"). ASU 2024-03 amends ASC Topic 220, "Comprehensive Income," to expand the disclosure of expense information in the notes to the financial statements. ASU 2024-03 requires public business entities to disaggregate specified income statement expenses, such as purchases of inventory, employee compensation, depreciation, amortization, and depletion into detailed categories presented in a tabular format. Additionally, ASU 2024-03 mandates (1) qualitative descriptions for expenses not separately disaggregated and (2) disclosure of the total amount of selling expenses including, in annual periods, disclosure of an entity's definition of selling expenses. ASU 2024-03 is effective for the Company's fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027, and may be applied prospectively or retrospectively. Early adoption is also permitted. The Company is currently evaluating the effect of adopting ASU 2024-03 on its disclosures.

3. Fair Value Measurements

At times, the Company may hold (1) assets and liabilities that qualify as financial instruments under ASC 820, "Fair Value Measurement" ("ASC 820") that are re-measured and reported at fair value at each reporting period, and (2) non-financial assets and liabilities that are re-measured and reported at fair value on a non-recurring basis.

Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The guidance establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in valuing the asset or liability.

The Company applies a three-level hierarchy to prioritize the inputs used in measuring fair value:

- **Level 1:** Quoted prices in active markets for identical assets or liabilities.
- **Level 2:** Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets in active markets or inputs that are observable for the asset or liability.
- **Level 3:** Unobservable inputs that reflect the Company's own assumptions about the assumptions market participants would use.

As of December 31, 2025 and 2024, the Company's financial instruments consisted of cash and cash equivalents, accounts payable, warrants, the SAFE liability and related party debt. The carrying amount of cash and cash equivalents and accounts payable is stated at cost, which approximates fair value. The carrying amount of the warrants and SAFEs is fair value, as further described below. The Company did not have any Level 1 or Level 2 assets or liabilities as of either balance sheet date.

Financial Instruments Carried at Fair Value

The Company has no Level 3 financial assets measured on a recurring basis. The following table presents the Level 3 financial liabilities measured on a recurring basis:

	December 31, 2025	
Level 3 Financial liabilities:		
Warrant liabilities	$	4,433
SAFE liability	$	11,715
Stock-based compensation warrant liability (included in Other non-current liabilities)	$	303

Financial Instruments Not Carried at Fair Value

The following table presents the carrying amounts and estimated fair values of financial instruments not carried at fair value:

	December 31, 2025		December 31, 2024	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Level 3 Financial liabilities:				
Convertible related party loan	$ 1,123	$ 1,576	$ —	$ —

<u>*Warrant Liability*</u>

In connection with the Company's acquisition of FRE Australia on July 22, 2025, the Company issued immediately exercisable and fully vested warrants to purchase 1,004,025 shares of common stock. The warrants were issued in two tranches with varying terms. The first tranche of warrants ("Tranche 1") represented 33,634 warrants which had an exercise price of AUD 13.41 and expired on December 31, 2025. The second tranche of warrants ("Tranche 2") represent 970,391 warrants which have an exercise price of AUD 6.70 and expire on September 30, 2029. Upon issuance, the fair value of certain warrants were accounted for as consideration paid in the acquisition of FRE Australia and other warrants were accounted for as share-based compensation expense.

The Company estimates the fair value of the warrant liability using the Black-Scholes option-pricing model. The significant unobservable inputs used in the fair value measurement of the warrant liability are the fair value of the underlying stock at the valuation date, estimated based on transactions with third parties in the Company's equity, and the estimated term of the warrant. Generally, increases (decreases) in the fair value of the underlying stock and estimated term would result in a directionally similar impact to the fair value measurement. The warrants are categorized as Level 3 because they were valued based on unobservable inputs and management's judgment due to the absence of quoted market prices, inherent lack of liquidity and the long-term nature of such financial instruments.

The following table summarizes the assumptions used in the Black-Scholes option-pricing model to estimate the fair value of the warrants:

	At Issuance July 22, 2025	December 31, 2025
Expected term (in years)	0.44 - 4.19	3.75
Expected volatility	95% - 170%	95%
Risk-free interest rate	3.77% - 4.29%	3.58%
Expected dividend yield	0%	0%

At issuance, the weighted average term in years was 4.06, the weighted average volatility was 98% and the weighted average risk-free interest rate was 3.79%. As of December 31, 2025, the amounts shown in the table above are for all warrants remaining; therefore, the weighted average amounts are the same as those reported as of December 31, 2025. Changes to the expected term, expected volatility, or the price of the underlying stock could result in a change to the fair value measurement.

The following table presents the reconciliation of the warrant liability accounted for under ASC 815 measured at fair value on a recurring basis:

	December 31, 2025
Beginning balance	$ —
Establishment of liability at July 22, 2025	4,572
Change in estimated fair value	(139)
Ending balance	$ 4,433

The following table presents the reconciliation of the warrant liability accounted for under ASC 718 measured at fair value on a recurring basis:

	December 31, 2025	
Beginning balance	$	—
Established at FRE Australia acquisition		167
Share-based compensation expense		140
Change in estimated fair value		(4)
Ending balance	$	303

During the year ended December 31, 2025, holders exercised 30,720 warrant shares, resulting in cash proceeds of $268.

SAFE Liability

In December 2025, the Company entered into SAFE agreements to raise $15,080, which are described in Note 10 - Debt. The SAFE agreements were issued to numerous investors, all of which had identical terms. $11,715 of the SAFEs were funded as of December 31, 2025.

The Company's SAFE agreements are recorded at fair value on our balance sheet. The Company's review of the terms of the agreements and the negotiation process corroborated that cash proceeds received at issuance approximated fair value, and there was no change in fair value between the issuance date and December 31, 2025. The fair value of the Company's SAFE agreements was based on significant inputs not observable in the market, which cause the instrument to be classified as a Level 3 measurement within the fair value hierarchy.

At issuance, the key assumption used in pricing the SAFE agreements was the expected timing of the Company's IPO. The Company expects the IPO will be completed in the second quarter of 2026. Future changes in the expected IPO date will not result in significantly higher or lower fair value measurements, as the settlement value of the SAFEs is based predominantly on the initial investment amount.

The following table presents the reconciliation of the SAFE liability measured at fair value on a recurring basis:

	December 31, 2025	
Beginning balance	$	—
Establishment of liability at December 19, 2025		11,715
Change in estimated fair value		—
Ending balance	$	11,715

Related Party Loan

The Company estimates the fair value of the loan liability using the discounted cash flow method for the straight debt portion of the agreement and the Black-Scholes option-pricing model for the conversion option held by the lender. The significant unobservable inputs used in the fair value measurement of the loan liability are the fair value and volatility of the underlying stock at the valuation date. The debt is categorized as Level 3 because it was valued using significant unobservable inputs and management's judgment due to the absence of quoted mark prices and inherent lack of liquidity.

4. Asset Acquisition and Variable Interest Entity

Acquisition of FRE Australia

On July 22, 2025, the Company purchased 100% of the ordinary shares of FRE Australia, a private exploration stage mining company within the Harris and Talbot Counties of Georgia, United States (the "Shiloh Project"). The project area is secured through a combination of option agreements.

In accordance with ASC Topic 805, "Business Combinations" ("ASC 805"), the Company has accounted for the acquisition of FRE Australia as an asset acquisition, as substantially all of the fair value of the assets acquired was concentrated in a group of similar identifiable assets. The Company further determined that the FRE Australia transaction qualified as a VIE and accounted for the transaction under ASC Topic 810, "Consolidation" ("ASC 810").

The acquisition date fair value of the purchase consideration was $22,105, which was comprised of the following:

	Estimated Fair Value
Common stock[(1)]	$ 18,362
Warrant liability[(2)]	4,572
Stock-based compensation liability[(2)]	167
Less: settled payable	(996)
Total purchase consideration	$ 22,105

(1) 2,805,267 shares of the Company's common stock were included in the purchase consideration and the fair value of these shares were determined based on the contemporaneous transactions involving the sale of our common stock for $6.55 per share on the acquisition date.
(2) 1,004,025 warrants exercisable for shares of the Company's common stock were issued in connection with the acquisition. The warrants were issued in exchange for FRE Australia's previously outstanding options and had estimated fair values of $2.29-$4.94 per share on the acquisition date. Certain warrants within the scope of ASC Topic No. 718, "Compensation - Stock Compensation" had a total fair value of $643, of which $503 attributable to pre-acquisition services was part of purchase consideration ($336 warrant liability and $167 stock-based compensation liability). The remaining $140 was recognized as stock-based compensation expense on the acquisition date, as they were immediately vested (See Note 8 - Stock-Based Compensation).

The following table summarizes the estimated fair value of assets acquired and liabilities assumed:

	Estimated Fair Value
Net assets acquired:	
Cash and cash equivalents	1,543
Other current assets	18
Acquired mineral interests[(1)]	23,223
Fair value of noncontrolling interest for SEM[(2)]	(2,275)
Accounts payable and accrued expenses	(404)
Total net assets acquired	$ 22,105

(1) Fair value of the acquired mineral interests was determined using the market approach.
(2) Fair value of noncontrolling interest was determined using the SEM purchase option exercise price.

The Company did not recognize a gain or loss on the acquisition, as the fair value of consideration paid was equal to the fair value of the net assets acquired. Acquisition-related costs of $59 were expensed during the year ended December 31, 2025, included in Transaction costs on the consolidated statements of operations.

The Company has consolidated FRE Australia, a variable interest entity, subsequent to the acquisition on July 22, 2025. The carrying amounts of consolidated FRE Australia assets and liabilities were as follows as of December 31, 2025:

		December 31, 2025
ASSETS		
Current assets		
Cash and cash equivalents	$	10,922
Prepaid expenses		118
Total current assets		11,040
Non-current assets		
Property and equipment, net		362
Mineral interests		23,327
Other non-current assets		42
Total non-current assets		23,731
Total assets	$	34,771
LIABILITIES		
Current liabilities		
Accounts payable	$	362
Accrued expenses		22
Other current liabilities		34
Total current liabilities		418
Non-current liabilities		
Other non-current liabilities		20
Total non-current liabilities		20
Total liabilities	$	438

5. Property and Equipment, net

Property and equipment, net consisted of the following:

		December 31, 2025		December 31, 2024
Computer and office equipment	$	50	$	14
Machinery equipment		143		26
Vehicles		228		—
Total property and equipment		421		40
Less: accumulated depreciation		(31)		(6)
Property and equipment, net	$	390	$	34

Depreciation expense was $25 and $6 for the years ended December 31, 2025 and 2024, respectively.

6. Mineral Interests

Mineral interests consisted of the following:

		December 31, 2025
Beginning balance	$	—
Acquired mineral interests		23,223
Capitalized land options payment		104
Ending balance	$	23,327

Mineral interests include acquired interests in exploration stage properties, including the costs of options to acquire such properties. Exploration costs are expensed as incurred. Costs of rights or options to explore and lease properties are considered exploration costs and expensed as incurred. As of December 31, 2025, the mineral interests capitalized are held by FRE Australia, whereas the costs of arrangements entered into by AMBPL have been expensed as incurred.

In the event that the Company exercises its options under one or more option agreements and begins commercial exploration, it will be required to make royalty payments based on a percentage of production revenue as defined in the agreements.

Mining rights option agreements - FRE Australia

In December 2020, FRE Australia entered into an option agreement to acquire Southeast Metals LLC ("SEM"), a U.S. company that holds a mining lease (valid until October 2045) over two adjacent properties in western Georgia with an unrelated third party. The option agreement provides FRE Australia with a right to explore the properties and an option to acquire 100% of the issued capital of SEM for $600 in cash (less the amount of option payments already paid to SEM) and $2,000 in cash or listed shares, as defined, at FRE Australia's election. On July 17, 2025, the option agreement was extended to expire on the earlier of: (a) August 1, 2026; or (b) the date that the option agreement is terminated by SEM due to a breach by FRE Australia. FRE Australia owes SEM annual option payments of $75 under this option agreement. The option does not provide for automatic extension. However, the option period may be extended by mutual written agreement of the parties through an amendment to the option agreement.

In February 2021, FRE Australia entered into an option agreement to acquire additional acres of land and mineral rights from a local landowner in western Georgia located in close proximity to SEM's properties. The option agreement provides FRE Australia with a right to explore and an option to acquire the surface property and the associated mineral rights from the landowner for cash consideration approximating the fair market value of the property, excluding the value of any minerals, plus a 25% premium, and a production royalty. FRE Australia owes annual option payments of $33 under this option agreement, which expires in February of 2027. Any extension of the option period would require mutually agreed written amendment between the parties. The remaining option payment is due February 28, 2026. Additionally, an exploration drilling bonus of $1 per foot is due by February 28, 2026 for footage drilled within the properly the previous calendar year.

Mining rights option agreements - AMBPL

In April 2025, AMBPL and GMC amended an option agreement to acquire six mining concessions and exploration permits. The amendment extended the term of the option through June 2026 in exchange for a fee of $1,000 which was paid in 2025, with the possibility of two additional 135-day extensions in exchange for a fee of $300 for each extension. The exercise price of the option is $5,160, payable in cash or listed shares of the Company, as defined at the sole direction of the Company.

In November 2025, JJBF and AMBPL amended an option agreement to acquire mining concessions. The amendment extended the option term to December 31, 2026 for an additional premium of $100 which was paid in 2025. The JJBF option has an exercise price of $15,000, payable in cash of $1,000 and listed shares of the Company, as defined, of $14,000 due in three installments over 24 months with the first installment due within 15 days of exercise notice. The Company may, in its sole discretion, exercise the option by paying in cash.

The Constellation Project also includes a series of agreements with a third party in the form of 10-year leases on underlying mineral rights, including mining concessions for the exploration of minerals. The agreements grant AMBPL the right to explore and evaluate the applicable properties. The agreements require AMBPL to complete a commercial mining plan to be approved by the Brazilian government before the option can be exercised. The exercise price is $1,000 payable in cash.

In December 2025, AMBPL entered into a mining rights agreement with Greenfield Exploration Ltda. covering an area in Goias, Brazil. The agreement requires a payment of $168 upon execution of the agreement. AMBPL will be required to make additional payments of $336 upon a Company liquidity event, defined as an IPO or an acquisition by a publicly traded company, in shares of the Company; $503 upon a Final Exploration Report filing with the National Mining Agency of Brazil, payable in cash or shares at the Company's discretion, and another $336 within 24 months from the execution of the agreement but subject to delay for delivery of a mineral resource and reserve report, payable in cash or shares at the Company's discretion. The mining rights agreement is cancellable by AMBPL without penalty or refund.

The Company's mineral interests in Brazil require payments of annual fees charged by local mining authorities in order to maintain their tenements or concessions, and costs could increase if fee structures or regulatory requirements change.

7. Common Stock

Member Units of AMBPL

On July 22, 2025, the Company underwent a transaction under common control whereby REA Australia exchanged all of the 48,976,822 outstanding quotas (member units) of AMBPL for 9,375,000 common shares in REA Ltd. All disclosures of member units and per member unit data in these consolidated financial statements and related notes have been adjusted to reflect this transaction as a ratio of approximately 1-for-5.22 based on the exchange ratio of REA's shares for AMBPL's equity interests for all periods presented.

During the year ended December 31, 2024, AMBPL made distributions of mineral rights to REA Australia to redeem member units. Those mineral rights had been expensed as exploration costs at purchase and, therefore, had no value on the Company's balance sheets.

The following table shows AMBPL's member units activity:

	Year ended December 31,	
	2025	2024
Opening balance	9,375,000	7,574,185
Member units issued	—	1,914,171
Member units redeemed in exchange for mineral rights	—	(113,356)
Member units exchanged for common shares	(9,375,000)	—
Closing balance	—	9,375,000

Common Stock of REA Inc.

Holders of common stock are entitled to one vote per share. Holders of common stock are entitled to receive any dividends as may be declared from time to time by the Board of Directors. The common stock is not redeemable at the option of the holder.

As of December 31, 2025, the Company had reserved shares of common stock for future issuance as follows:

	December 31, 2025
Common stock warrants	970,391
2025 Equity Incentive Plan:	
Unvested RSUs	736,610
Shares available for future grants	327,402
	2,034,403

During the year ended December 31, 2025, the Company issued 2,500,000 shares of common stock for proceeds of $15,877 (net of offering cost of $216) in connection with a Private Placement.

8. Stock-Based Compensation

On August 12, 2025, the Company's Board of Directors adopted the Rare Earth Americas Ltd. 2025 Equity Incentive Plan (the "Plan"). The Plan provides for the grant of stock-based awards to employees, directors, and consultants. Under the Plan, 1,500,000 shares were reserved for share based compensation in the form of options, restricted stock purchase rights, restricted stock bonuses, restricted stock units, or other stock-based awards. Shares issued under the Plan shall be drawn from authorized and unissued shares or reacquired common stock.

Through July 21, 2025, some REA Australia employees that provided services to Alpha were eligible to participate in equity-settled share-based compensation plans that REA Australia operates for its employees and consultants. None of REA Australia's plans are cash-settled.

Restricted Stock Awards

During the year ended December 31, 2025, the Company granted service-based RSAs to its directors and consultants under the Plan. The RSAs vested upon issuance. For RSAs granted during the year ended December 31, 2025, the grant date fair value was determined using a Black-Scholes option pricing model applied to the Company's equity value that was calculated using contemporaneous transactions with third parties in the Company's equity.

Activity during the year ended December 31, 2025 in RSAs granted to employees and directors was as follows:

	Number of Shares	Weighted-Average Grant Date Fair Value per Share
Unvested Balance—December 31, 2024	—	$ —
Granted	60,000	6.42
Vested	(60,000)	6.42
Forfeited	—	—
Unvested Balance—December 31, 2025	—	$ —

The total fair value of shares issued to employees and directors that vested during the year ended December 31, 2025 was $385.

Activity during the year ended December 31, 2025 in RSAs granted to nonemployees was as follows:

	Number of Shares	Weighted-Average Grant Date Fair Value per Share
Unvested Balance—December 31, 2024	—	$ —
Granted	195,000	6.63
Vested	(195,000)	6.63
Forfeited	—	—
Unvested Balance—December 31, 2025	—	$ —

The total fair value of shares issued to non-employees that vested during the year ended December 31, 2025 was $1,293.

Restricted Stock Units ("RSUs")

During the year ended December 31, 2025, the Company granted RSUs to its employees, directors, and consultants under the Plan. Certain RSUs have both service-based and performance-based vesting conditions, and other awards have performance-based vesting conditions only. The service-based vesting condition for these awards is typically satisfied over one year, and the awards cliff vest on the one-year anniversary of the grant date. The performance-based vesting condition is satisfied on the earlier of (i) the effective date of a registration statement of the Company filed under the Securities Act for the sale of the Company's common stock or (ii) immediately prior to the closing of a change in control of the Company. The performance vesting condition is not deemed probable until one of the triggering transactions is consummated and, therefore, all stock-based compensation expense related to all RSUs remained unrecognized as of December 31, 2025. For RSUs granted during the year ended December 31, 2025, the grant date fair value was determined using a Black-Scholes option pricing model applied to the Company's equity value that was calculated using contemporaneous transactions with third parties in the Company's equity.

Activity during the year ended December 31, 2025 in RSUs granted to employees and directors was as follows:

	Number of Shares	Weighted-Average Grant Date Fair Value per Share
Unvested Balance—December 31, 2024	—	$ —
Granted	736,610	6.48
Vested	—	—
Forfeited	—	—
Unvested Balance—December 31, 2025	736,610	$ 6.48
Vesting solely upon a service condition	—	
Vesting requires meeting a performance condition	736,610	

Activity during the year ended December 31, 2025 in RSUs granted to nonemployees was as follows:

	Number of Shares	Weighted-Average Grant Date Fair Value per Share
Unvested Balance—December 31, 2024	—	$ —
Granted	210,988	6.43
Vested	—	—
Forfeited	(30,000)	6.42
Unvested Balance—December 31, 2025, of which:	180,988	$ 6.44
Vesting solely upon a service condition	—	
Vesting requires meeting a performance condition	180,988	

Warrants

In connection with the Company's acquisition of FRE Australia in July 2025, the Company granted 62,147 warrants which are considered share-based payments. The warrants were granted in exchange for the cancellation of awards held by option holders of FRE Australia and represent a modification of the cancelled awards. The warrants fully vested on the grant date, and the Company recognized stock-based compensation expense of $136 for the warrants during the year ended December 31, 2025. The exercise price of the warrants is AUD 6.70. As of December 31, 2025, the fair value of the warrants is $303, and all of the warrants granted remain outstanding. The warrants are reported within Other non-current liabilities in the Company's consolidated balance sheets.

Stock-Based Compensation Expense

Stock-based compensation expense included in the consolidated statements of operations was as follows:

	December 31,	
	2025	2024
General and administrative expenses	1,813	146
Total share-based compensation expense	$ 1,813	$ 146

As of December 31, 2025, total stock-based compensation expense related to unvested awards not yet recognized was $5,936, which is expected to be recognized upon and after consummation of the performance-based vesting condition.

9. Financial Statement Details

The Company's accrued expenses consist of the following as of December 31, 2025 and 2024:

	Year ended December 31,	
	2025	2024
Deferred offering costs	$ 229	$ —
Accrued investor relations and listing fees	85	—
Accrued professional fees	44	—
Accrued employee incentives	792	—
Accrued payroll taxes	33	—
Accrued other	28	—
Total Accrued expenses	$ 1,211	$ —

The Company's other non-current liabilities consist of the following as of December 31, 2025 and 2024:

	Year ended December 31,	
	2025	2024
Labor contingency	$ 47	$ 95
Lease liability - non-current	20	—
Stock-based compensation liability	303	—
Total Other Non-Current Liabilities	$ 370	$ 95

10. Debt

SAFEs

In late December 2025, the Company entered into SAFE agreements to raise $15,080. The SAFEs will convert into shares issued in the next equity financing with equity proceeds of $7,000 or more. Upon such conversion, the conversion price would be the lesser of (a) the price at which the shares were issued in the equity financing less 20% or (b) $250,000 divided by the fully diluted capitalization immediately prior to the equity financing. If a Corporate Transaction (as defined) takes place before the next qualified equity financing, SAFE holders will have the option to have their investment redeemed in cash or converted into common stock. The conversion price in such a conversion would be equal to $250,000 divided by the fully diluted capitalization immediately prior to the Corporate Transaction. The SAFE agreements define a Corporate Transaction as a change of control of the Company or the sale of substantially all of the Company's assets. SAFE holders are not entitled to vote or receive dividends prior to conversion.

As of December 31, 2025, proceeds of $11,715 have been received under the SAFEs. The Company accounts for the SAFE agreements as liabilities, with changes in fair value recognized in the consolidated statements of operations. There was no change in fair value of the SAFEs between the issuance date and December 31, 2025.

The SAFEs do not limit the number of shares that the Company could be required to issue upon conversion. If conversion were to occur on December 31, 2025, the Company would have issued approximately 2,195,000 shares of common stock upon SAFE conversion.

BRC Loan Agreement

In June 2025 AMBPL entered into a loan agreement with Brazil Royalty Corp Participações e Investimentos Ltda. (“BRC”), a related party, whereby amounts previously paid by BRC on AMBPL's behalf were formalized into a note payable to BRC. At the inception of the loan agreement, the outstanding balance was $575. As of December 31, 2025, the loan had an outstanding principal and accrued interest balance of $1,123. There are no financial covenants related to this agreement. Under the agreement, AMBPL may borrow up to 6,105 thousand Brazilian Real ($1,070).

Interest under the loan is payable on amounts borrowed at the Brazil Interbank Deposit Certificate rate, which was 14.9% per year as of December 31, 2025. The loan amount plus any accrued interest shall be repaid in full on the earliest of the following dates to occur (the “BRC Loan Maturity Date”): (i) December 31, 2026 or (ii) 5 business days after the

sale or transfer of a controlling interest in the Company or a controlling interest in the controlling company of AMBPL. AMBPL did not provide any guarantees or collateral.

Upon a delay in repayment of the loan, the amount in default will incur default interest of 1% per month, until the default is resolved. A late payment fee of 5% will also be incurred.

In July 2025, AMBPL entered into a Deed of Novation with BRC and the Company, whereby the repayment obligation under the Loan Agreement was transferred from AMBPL to the Company. The Deed of Novation also amended the repayment terms to allow for repayment in cash, or in shares of the Company. The amended repayment terms require BRC to give notice to the Company, specifying which repayment option it elects (“Notice of Election”). The amendment also gave the lender an option to redeem the loan prior to maturity upon an IPO or another qualifying equity transaction by the Company ("the redemption option"). The redemption option was exercisable with no premiums and could be settled in cash or shares.

In November 2025, an amendment was made to the Deed of Novation to specify a fixed conversion price of $6.55 per share for the share repayment option. The amendment added a substantive conversion feature, which resulted in the Company accounting for the amendment as an extinguishment of the existing loan and execution of a new loan. The Company recorded a loss on extinguishment of $577. Extinguishment accounting dictates that the Company record the debt at its fair value as of the date of extinguishment, which was $1,966. $577 of the extinguishment date fair value of the debt is recorded in additional paid-in capital, as a substantial premium related to the conversion option. The conversion option does not require bifurcation as an embedded derivative. After application of extinguishment accounting, the cash settled redemption option met the requirements for bifurcation under ASC 815, but the Company determined that the feature was immaterial to separately record.

During the years ended December 31, 2025 and 2024, we recorded interest expense of $206 and $0, respectively. As of December 31, 2025 and 2024, we had accrued interest payable of $206 and $0, respectively. As of December 31, 2025 and 2024 there were no unamortized premiums, discounts, or deferred costs on the loan.

11. Related Party Transactions

Borborema Recursos Minerais Ltda. (“Borborema”)

Various members of the Company's management team during the years ended December 31, 2025 and 2024 were also members of the management team of Brazilian Rare Earths Limited, the parent company of Borborema.

During the year ended December 31, 2024, the Company sold property and equipment, including various items of drilling consumables and office equipment, to Borborema in exchange for $75. The Company did not complete any property or equipment sales to Borborema during the year ended December 31, 2025.

Prior to July 21, 2025, Borborema paid certain expenses on behalf of the Company. In relation to such expenses, the Company had payables of $27 at December 31, 2024, included within accounts payable to related parties on the consolidated balance sheets.

Brazil Royalty Corp Participações e Investimentos Ltda.

During the years ended December 31, 2025 and 2024, the Company paid $0 and $390, respectively, to lease equipment from BRC.

During the year ended December 31, 2024, the Company received $211 from BRC which was not related to any services provided or other transactions. The cash received did not contain any repayment terms and did not bear any interest. As of December 31, 2024, $209 is included in accounts payable to related parties on the balance sheets. In June 2025, the

Company entered into a Loan Agreement to formalize the repayment terms. Refer to Note 10 - Debt for further details regarding the terms of the Loan Agreement.

REA Australia

REA Australia was the sole shareholder of AMBPL until July 22, 2025. Certain shared costs were allocated to the Company by REA Australia and reflected as expenses in the consolidated financial statements. These allocated shared costs were $74 and $284 for the years ended December 31, 2025 and 2024 and consisted primarily of executive remuneration and share based compensation, and to a lesser extent exploration costs.

Board of Directors

During the year ended December 31, 2025, the Company paid Board compensation to entities controlled by certain members of the Board of Directors. Certain directors provide service through a limited liability company ("LLC"), which is wholly owned and controlled by the respective director. Total director fees paid to these LLCs were $38 for the year ended December 31, 2025. Amounts owed to these LLCs as of December 31, 2025 were $13, which are included in accrued liabilities.

12. Income Taxes

Income (loss) before provision for income taxes, by tax jurisdiction, was as follows:

	Year ended December 31,	
	2025	2024
United States	$ (7,333)	$ —
Foreign	(2,597)	(3,975)
	$ (9,930)	$ (3,975)

The components of the provision for income taxes are presented in the table below:

	Year ended December 31,	
	2025	2024
Federal	$ —	$ —
State	—	—
Foreign	—	—
Current income tax provision (benefit):	—	—
Federal	—	—
State	—	—
Foreign	—	—
Deferred income tax provision (benefit):	—	—
Total provision for income taxes	$ —	$ —

No income taxes were paid during the years ended December 31, 2025 or 2024.

The following reconciles the differences between income taxes computed at the federal statutory rate and the provision for income taxes for the year ended December 31, 2025:

	Amount	Percent
Computed income taxes at the statutory rate	$ (2,085)	21.0%
Foreign tax affects:		
Australia		
Other	(5)	0.1%
Brazil		
Statutory tax rate differential	(341)	3.4%
Changes in valuation allowance	891	(9.0%)
Changes in Valuation allowance	1,144	(11.5%)
Nontaxable or nondeductible items:		
Stock based compensation	271	(2.7%)
Debt extinguishment loss	121	-1.3%
Other	4	(0.0%)
Total Tax	$ —	0.0%

The following reconciles the differences between income taxes computed at the federal statutory rate and the provision for income taxes for the year ended December 31, 2024:

	Year ended December 31, 2024	
	Amount	Percent
Computed income taxes at the statutory rate	$ (835)	21.0%
Brazil		
Statutory tax rate differential	(517)	13.0%
Changes in valuation allowance	753	(18.9%)
Impact of spin off transaction	716	(18.0%)
Other	(117)	2.9%
Total Tax	$ —	0.0%

Deferred tax assets and liabilities reflect the net tax effects of net operating loss and tax credit carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the

amounts used for income tax purposes, as well as the impacts of net operating loss and tax credit carryforwards. The significant components of deferred tax assets and liabilities were as follows:

	December 31, 2025	December 31, 2024
Deferred tax assets:		
Net operating loss carryforwards	$ 3,936	$ 1,600
Accruals and provisions	162	91
Stock-based compensation	30	—
Depreciation and amortization	9	—
Lease liability	10	—
Other	30	—
Total deferred tax assets	4,177	1,691
Valuation allowance	(4,158)	(1,691)
Net deferred tax assets	19	—
Deferred tax liabilities:		
Right-of-use asset	(10)	—
Other	(9)	—
Total deferred tax liabilities	(19)	—
Net deferred tax assets	$ —	$ —

As of December 31, 2025, the Company has federal, state, and foreign net operating loss ("NOL") carryforwards of approximately $4,515, $1,710, and $8,583, respectively. As of December 31, 2024, the Company had $4,704 of foreign NOLs. The federal, state, and foreign NOLs may be carried forward indefinitely subject to certain usage limitations. The state NOLs have a carryforward period of 20 years and will begin to expire in 2045, if unused.

Changes in the valuation allowance for deferred tax assets during the years ended December 31, 2025 and 2024 related primarily to the increase in net operating loss carryforwards, and were as follows:

	Year ended December 31,	
	2025	2024
Valuation allowance at the beginning of year	$ 1,691	$ 1,199
Increases recorded to income tax provision	2,103	753
Other [1]	364	(261)
Valuation allowance at end of year	$ 4,158	$ 1,691

(1) Includes the impact of foreign currency changes and the asset acquisition.

We establish a valuation allowance for any portion of our deferred tax assets for which management believes it is more likely than not that we will be unable to utilize the assets to offset future taxes. Given the nature of our business, at this time we believe it is more likely than not that the majority of our federal, state, and foreign deferred tax assets will not be utilized; therefore, we have maintained a full valuation allowance against our net deferred tax assets as of December 31, 2025.

Our valuation allowances primarily relate to U.S., state, and foreign net operating losses carryforwards. Utilization of our net operating losses may be subject to annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions and is subject to income tax examinations. The Company is not currently under examination in any taxing jurisdiction. However, any tax authority could take a position on tax treatment that is contrary to the Company's expectations, which could result in tax liabilities in excess of reserves.

The Company evaluates uncertain tax positions taken in its tax filings and recognizes a liability for positions that are more likely than not to not be sustained upon examination. As of December 31, 2025, the Company has concluded that no liability for uncertain tax positions is required, and no income tax reserves or related interest or penalties have been

recorded. The Company's policy is to recognize interest and penalties related to unrecognized tax benefits as a component of income tax expense in the consolidated statements of operations.

13. Commitments and Contingencies

Leases

Operating lease expense, excluding short-term leases, was $5 and $0 for the years ended December 31, 2025 and 2024. Supplemental consolidated balance sheet information related to operating leases as of December 31, 2025, was as follows:

Weighted average lease term years	1.83
Weighted average discount rate	7.20%

Maturities of lease liabilities as of December 31, 2025 are as follows:

Year ended December 31,	**Operating Leases**
2026	$ 25
2027	21
2028	—
2029	—
2030	—
Thereafter	—
Total future minimum lease payments	46
Less imputed interest	(3)
Total	$ 43

For the years ended December 31, 2025 and 2024, lease expense recognized for short-term leases totaled $69 and $996, respectively, and was reported in our statements of operations as follows:

	Year ended December 31,	
	2025	**2024**
Exploration and evaluation expenses	$ 15	$ 914
General and administrative expenses	54	82
	$ 69	$ 996

For the years ended December 31, 2025 and 2024, cash paid for amounts due under operating and short-term leases has been recorded in operating activities in the consolidated statements of cash flows for each period and approximated the lease expense recorded in those periods. As of December 31, 2025, the Company's remaining lease payment commitments for short-term leases totaled $6.

Unasserted legal claim

The Company continues to evaluate potential employment-related matters involving certain third-party contractors. As of the reporting date, no claims have been filed or asserted directly against the Company, and the contractor has not indicated any unwillingness or inability to meet its legal obligations. Any potential exposure to the Company, if ultimately incurred, would be secondary to the contractor's primary responsibility.

Based on management's assessment of the information currently available, the Company determined that a loss related to this matter is probable and reasonably estimable. The Company's balance sheets as of December 31, 2025, and 2024, include other non-current liabilities of $47 and $95, respectively, for this matter.

The Company will continue to monitor developments and update its estimates as additional information becomes available.

14. Segment Reporting

ASC Topic 280, "Segment Reporting," establishes standards addressing information required to be disclosed about both (1) an entity's operating segments, which shall be determined on a basis consistent with an entity's internal organizational structure for purposes of making operating decisions and assessing performance, and (2) an entity's products and services, the geographical areas in which the entity operates and the entity's major customers. Operating

segments are defined as components of an entity engaged in business activities from which they may recognize revenues and incur expenses, and about which discrete financial information is available and evaluated regularly by the entity's chief operating decision maker ("CODM") in deciding how to allocate resources and in assessing performance.

The Company has two reportable segments due to their geographical location: United States Mining Operations and Brazil Mining Operations. Our Brazil Mining Operation is comprised of Alpha Minerals Brazil Participações Ltda, which primarily operates two sites in Brazil. Our United States Mining Operation is comprised of FRE Australia, which operates a site in the state of Georgia located in the United States. Prior to the acquisition of FRE Australia, the Company had one reportable segment. As a result of the asset acquisition of FRE Australia, we modified our segment structure. Beginning with the third quarter of 2025, our reportable segments are our two operating segments—United States Mining Operations and Brazil Mining Operations. In conjunction with this change, where applicable, prior period amounts have been recast to conform to this new segment reporting structure.

The accounting policies of the segment are the same as those described in the summary of significant accounting policies. Financial information is regularly prepared for each of the two segments, and the results of the Company's operations are regularly reported to the CODM on the segment basis. The Company's CODM has been identified as the Chief Executive Officer, who focuses on segment operating loss as the measure of performance to evaluate different segments and to make decisions to allocate resources and evaluate exploration progress. Exploration and evaluation and general and administrative expenses are the significant segment expenses included in the measure of segment operating loss and used to monitor budget version actual results.

The following table summarizes the Company's long-lived assets, which includes mineral interests by geographic region as of December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
United States	$ 23,688	$ —
Brazil	29	34
Total Long-lived assets	$ 23,717	$ 34

Assets other than long-lived assets are not regularly reported to the CODM on the segment basis because they consist primarily of cash and assets not specific to a segment.

Significant segment expense included in the measure of segment profit or loss are shown below and reconciled to net loss before taxes for the years ended December 31, 2025 and 2024:

For the year ended December 31, 2025	**United States Mining Operations**	**Brazil Mining Operations**	**Total**
Operating expenses:			
Exploration expenses	$ 1,872	$ 1,845	$ 3,717
General and administrative expenses	114	573	687
Depreciation expense	20	5	25
Segment operating loss	$ (2,006)	$ (2,423)	$ (4,429)
Corporate and other expenses			4,779
Transaction costs			247
Interest income			138
Interest expense			(206)
Foreign exchange gain			31
Loss on extinguishment of debt			(577)
Change in fair value of warrants			139
Loss before income taxes			$ (9,930)

For the year ended December 31, 2024	United States Mining Operations	Brazil Mining Operations	Total
Operating expenses:			
Exploration expenses	$ —	$ 2,890	$ 2,890
General and administrative expenses	—	832	832
Depreciation expense	—	6	6
Segment operating loss	$ —	$ (3,728)	$ (3,728)
Corporate and other expenses			262
Interest income			15
Interest expense			—
Foreign exchange gain			—
Loss on extinguishment of debt			—
Change in fair value of warrants			—
Loss before income taxes			$ (3,975)

15. Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through March 12, 2026, the date that the consolidated financial statements were available to be issued. Other than the matters noted below, there have been no subsequent events that required adjustment to or disclosure in the consolidated financial statements for the years ended December 31, 2025 and 2024:

Subsequent to December 31, 2025, the Company received the remaining SAFE proceeds totaling $3,365.

In January 2026, the Board approved grants of 82,532 RSUs to non-employee directors of the Company. The RSUs will vest on December 31, 2026, if the non-employee directors continue to provide services to the Company through that date.

In February 2026, the Board approved grants of 61,739 RSUs to employees of the Company. These RSUs vest upon i) one year of service and ii) the occurrence of an initial public offering or a change in control. In February 2026, the Board also approved grants of 20,633 RSUs to a non-employee director of the Company. The RSUs will vest on December 31, 2026, if the non-employee director continues to provide services to the Company through that date.

Supplementary Financial Information

Not applicable.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

On August 28, 2025, REA's board of directors approved the engagement of BDO USA, P.C. ("BDO") to serve as REA's independent registered public accounting firm for fiscal year 2025. On September 11, 2025, AMBPL, the Predecessor and our wholly owned subsidiary, engaged PGBR Auditores e Consultores ("PGBR"), to audit AMBPL's consolidated financial statements as of and for the year ended December 31, 2024, which are included in this report as the Predecessor's financial statements. The retention of BDO as REA's independent auditor for fiscal year 2025, acted as the effective dismissal of PGBR as REA's independent registered public accounting firm for fiscal year 2025.

PGBR has not issued any reports on REA's financial statements for any periods subsequent to fiscal year ended December 31, 2024. The report issued by PGBR for the year ended December 31, 2024, did not contain any adverse opinion or disclaimer of opinion and it was not modified as to uncertainty, audit scope, or accounting principles. Furthermore, during its engagement to audit AMBPL's consolidated financial statements as of and for the year ended December 31, 2024, there were (a) no "disagreements" (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and related instructions) between AMBPL and PGBR on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PGBR, would have caused PGBR to make reference to the subject matter thereof in connection with its report, and (b) no "reportable events" (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

Prior to the Company's engagement of BDO neither AMBPL or REA, nor anyone on their behalf, consulted BDO regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on AMBPL or REA's consolidated financial statements, and no written report or oral advice was provided to AMBPL or REA by BDO that BDO concluded was an important factor considered by AMBPL or REA in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a "disagreement" (as defined in Item 304(a)(1)(iv) of Regulation S-K and related instructions) or a "reportable event" (as defined in Item 304(a)(1)(v) of Regulation S-K).

In connection with our Registration Statement on Form S-1, REA provided PGBR with a copy of the disclosures set forth above and requested that PGBR furnish a letter addressed to the Securities and Exchange Commission stating whether PGBR agreed with such statements. PGBR's letter was filed as Exhibit 16.1 to that registration statement.

Board of Directors and Executive Officers

The following tables set forth certain information regarding our directors and executive officers:

Board of Directors

Name	Principal Occupation	Principal Employer
Daniel Shribman	Chief Executive Officer	Great American Holdings
Ivy Estabrooke	Strategic Account Executive for Defense	RTI International
Reta Jo Lewis	Of Counsel	Husch Blackwell LLP
Keith Phillips	Retired Chief Executive Officer	Piedmont Lithium
Hugo Schumann	Chief Executive Officer	EverMetal Buyer Inc.
Donald Swartz	Chief Executive Officer and President	Rare Earths Americas, Inc.

Executive Officers

Name	Position at Rare Earths Americas, Inc.
Donald Swartz	Chief Executive Officer and President
Jennifer Grafton	Chief Operating Officer, General Counsel and Secretary
Cheryl Kerr	Chief Accounting Officer and Treasurer

Corporate Information

Corporate headquarters: 101 W. Main Street, Manchester, Georgia 31816

Stock exchange listing: NYSE American, symbol REA

Independent registered public accounting firm: BDO USA, P.C., Philadelphia, Pennsylvania

Predecessor auditor: PGBR Rodyos Auditores Independentes S.S, São Paulo, Brazil (PCAOB ID 6754)

Transfer agent: Continental Stock Transfer & Trust Company, 1 State Street, 30th Floor New York, NY 10004-1561

Investor Relations Contact: RE-Americas@icrinc.com